EXECUTION COPY

C$3,000,000,000

CREDIT AGREEMENT

Made as of November 6, 2008

Among

MANULIFE FINANCIAL CORPORATION
as Borrower

and

BANK OF MONTREAL, CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK OF CANADA, ROYAL BANK OF CANADA,

THE BANK OF NOVA SCOTIA AND THE TORONTO-DOMINION BANK

and Each of the Financial Institutions and Other Entities

From Time to Time Parties Hereto

as Lenders

TABLE OF CONTENTS

SECTION 1 –	DEFINITIONS	1
1.1	Defined Terms	1
1.2	Other Definitional Provisions	14
SECTION 2 –	THE CREDIT FACILITY	15
2.1	Establishment of Credit Facility	15
2.2	Purpose of Credit Facility	16
SECTION 3 –	LOANS	16
3.1	Procedure for Prime Rate Loan Borrowing	16
3.2	Bankers’ Acceptances	16
3.3	Conversion Option	19
3.4	Acceptance Notes	20
SECTION 4 -	GENERAL PROVISIONS	20
4.1	Fees	20
4.2	Repayment of Loans; Evidence of Debt	20
4.3	Optional and Mandatory Prepayments	21
4.4	Interest Rates and Payment Dates	22
4.5	Computation of Interest and Fees	23
4.6	Pro Rata Treatment and Payments	24
4.7	Yield Protection	24
4.8	Taxes	25
4.9	Mitigation Obligations; Replacement of Lenders	26
4.10	Illegality	27
4.11	Inability to Determine Rates etc.	28
SECTION 5 -	REPRESENTATIONS AND WARRANTIES	28
5.1	Financial Condition	28
5.2	No Change	29
5.3	Ratings	29
5.4	Regulatory Compliance	29
5.5	Corporate Existence	29
5.6	Corporate Power; Authorization; Enforceable Obligations	30
5.7	No Material Litigation	30
5.8	Compliance with Laws and Contracts; NAIC Tests	30
5.9	Securities Laws	31
5.10	No Default	31
5.11	Ownership of Property; Liens	32
5.12	Taxes	32
5.13	Accuracy of Information	32
5.14	Subsidiaries	32
5.15	ERISA	32
5.16	Canadian Pension Compliance	33
5.17	Foreign Pension Compliance	34
5.18	Ranking	34
5.19	Anti-Money Laundering/Patriot Act	34
SECTION 6 -	CONDITIONS PRECEDENT	34
6.1	Effectiveness of Agreement	34
6.2	Conditions Precedent to all Loans	36
SECTION 7 -	AFFIRMATIVE COVENANTS	37
7.1	Financial Statements	37
7.2	Certificates; Other Information	38
7.3	Notices	39
7.4	Payment of Taxes	40
7.5	Conduct of Business and Maintenance of Existence	40
SECTION 8 –	FINANCIAL COVENANTS	41
SECTION 9 -	NEGATIVE COVENANTS	42
9.1	Limitation on Liens	42
9.2	Limitation on Sale of Assets, Mergers, etc.	43
9.3	Acquisitions	43
9.4	Continuance as Company	43
9.5	Distributions	44
9.6	Ratings Downgrade Transaction	44
9.7	Distribution	44
SECTION 10 -	EVENTS OF DEFAULT	44
SECTION 11 -	THE LENDERS	46
11.1	Lenders Bound by Decision to Exercise Remedies	46
11.2	Acknowledgement of Lenders	46
11.3	Relations with the Borrower	47
11.4	Copy of Notice	47
11.5	Amendments, Waivers, etc.	47
11.6	No Partnership	48
11.7	Adjustments Among Lenders	48
11.8	Lenders May Debit Accounts	49
SECTION 12 -	MISCELLANEOUS	49
12.1	Notices; Effectiveness; Electronic Communications	49
12.2	No Waiver; Cumulative Remedies	50
12.3	Survival of Representations and Warranties	51
12.4	Expenses; Indemnity; Damage Waiver	51
12.5	Successors and Assigns	52
12.6	Right of Set-off	54
12.7	Sharing of Payment by Lenders	55
12.8	Counterparts; Integration; Effectiveness; Electronic Execution	55
12.9	Severability	56
12.10	Entire Agreement	56
12.11	Governing Law	56
12.12	Acknowledgements	56
12.13	Treatment of Certain Information; Confidentiality	57

Schedule 1.1(2) – Acceptance Note

Schedule 1.1(8) – Applicable Margin

Schedule 1.1(29) – Commitment

Schedule 0 – Rollover Notice

Schedule 0 – Conversion Notice

Schedule 0 – Lender Payment Information

Schedule 5.14 – Subsidiaries

Schedule 7.2(a) – Compliance Certificate

Exhibit A – Assignment and Assumption Agreement

CREDIT AGREEMENT

This Agreement is made as of November 6, 2008, among

MANULIFE FINANCIAL CORPORATION,

as Borrower

and

BANK OF MONTREAL, CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK OF CANADA, ROYAL BANK OF CANADA, THE BANK OF NOVA SCOTIA AND THE TORONTO-DOMINION BANK

and each of the Financial Institutions and Other Entities From Time to Time Parties Hereto

as Lenders

RECITALS

A.           The Borrower has requested that the Lenders make the Credit Facility available.

B.           Each Lender is prepared to make its Commitment available to the Borrower, subject to the terms and conditions of this Agreement.

FOR THE VALUE RECEIVED, the parties agree as follows:

SECTION 1 – DEFINITIONS

1.1           Defined Terms

The terms defined below shall have the indicated meanings unless the context expressly requires otherwise:

(1)           Acceptance Fee means a fee payable by the Borrower in C$ to each Lender with respect to the acceptance of Bankers’ Acceptances under this Agreement, as computed in accordance with Section 3.2(4).

(2)           Acceptance Note means a non-interest bearing promissory note denominated in C$ substantially in the form of Schedule 1.1(2) issued by the Borrower to an Acceptance Note Lender.

(3)           Acceptance Note Lender means a Lender (other than a Schedule I Lender) that cannot or does not as a matter of policy issue bankers’ acceptances.

CREDIT AGREEMENT

(4)           Affiliate means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

(5)           Agreement means this Credit Agreement, including the Schedules hereto as amended, varied, supplemented, restated, received, replaced or otherwise modified from time to time.

(6)           Applicable BA Discount Rate means, on any day, with respect to an issue of Bankers’ Acceptances with the same maturity date,

(a)	for a Lender which is a Schedule I Lender, CDOR Rate; and

(b)
for an Acceptance Note Lender, the lesser of (i) the arithmetic average of the actual discount rates for Bankers’ Acceptances for such term accepted by the Schedule II Reference Lenders and (ii) the rate determined pursuant to clause (a) of this definition in connection with the relevant issuance of Bankers’ Acceptances plus 20 basis points per annum.

(7)           Applicable Law means (i) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (ii) any judgement, order, writ, injunction, decision, ruling, decree or award; (iii) any regulatory policy, practice, guideline or directive including and without limitation any insurance or banking law; or (iv) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on, applicable to or affecting the Person referred to in the context in which the term is used or binding on, applicable to or affecting the property of such Person, in each case whether or not having the force of law.

(8)           Applicable Margin means, with respect to Prime Loans and Acceptance Fees, as applicable, the percentages as set out in Schedule 1.1(8).

(9)           Approved Fund means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

(10)           Assignee has the meaning given to it in Section 12.5(3).

(11)           Assignment and Assumption means an assignment and assumption entered into by a Lender and an Eligible Assignee, in substantially the form of Exhibit A or any other form approved by the Required Lenders.

(12)           Availability Period has the meaning given to it in Section 2.1.

(13)           BA Discount Proceeds means in respect of any Bankers’ Acceptance issued hereunder on any day, an amount (rounded to the nearest whole Canadian cent, and with one-half of one Canadian cent being rounded up) calculated on such day by multiplying:

(a)	the face amount of such Bankers’ Acceptance

CREDIT AGREEMENT

by

(b)	the quotient obtained by dividing (1) one by (2) the sum of one plus the product of:

(i)	the Applicable BA Discount Rate applicable to the Bankers’ Acceptance

and

(ii)	a fraction, the numerator of which is the applicable term of the Bankers’ Acceptance and the denominator of which is 365 with the quotient being rounded up or down to the fifth decimal place and .000005 being rounded up.

(14)           Bankers’ Acceptance and B/A each means a bill of exchange, including a depository bill issued in accordance with the Depository Bills and Notes Act (Canada), denominated in C$, drawn by the Borrower and accepted by a Lender; provided that, to the extent the context shall require, each Acceptance Note shall be deemed to be a Bankers’ Acceptance.

(15)           Borrower means Manulife Financial Corporation, a corporation formed under the laws of Canada and its successors.

(16)           Borrowing Date means any Business Day on which a Loan is made or is deemed to be made hereunder.

(17)           Business Day means a day on which banks are open for business in Toronto, Ontario, excluding Saturday, Sunday and any other day which is a statutory holiday in Toronto, Ontario.

(18)           C$ Equivalent means on any date of determination, with respect to any amount in US$, the equivalent in C$ of such amount, determined by a Lender using the US$ Exchange Rate then in effect.

(19)           Canadian Anti-Terrorism Laws means the Criminal Code (Canada) (insofar as it relates to anti-terrorism), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the United Nations Suppression of Terrorism Regulations and the Anti-terrorism Act (Canada) and all regulations and orders made thereunder.

(20)           Canadian Benefit Plans means any plan, fund, program, or policy, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, providing employee benefits, including medical, hospital care, dental, sickness, accident, disability, life insurance, pension, retirement or savings benefits, under which the Borrower or any of its Subsidiaries has any liability with respect to any employee or former employee, but excluding any Canadian Pension Plans.

(21)           Canadian Dollars and the symbol C$ each means lawful money of Canada.

CREDIT AGREEMENT

(22)           Canadian Pension Plan Event means (a) either (i) the termination in whole or in part of a Canadian Pension Plan or (ii) the cessation of participation of the Borrower or any of its Material Subsidiaries (or any affiliate or other related party thereto with whom there is statutory joint and several liability under pension standards legislation) in any Canadian Pension Plan, including a multi-employer pension plan (within the meaning of applicable pension standards legislation), for any reason and which event gives rise or might give rise to an obligation on such entity to make contributions in respect of any past service unfunded liability of such plan, (b) the issuance of a notice (or a notice of intent to issue such a notice) to terminate in whole or in part any Canadian Pension Plan with a defined benefit provision or the receipt of a notice of intent from a Governmental Authority to require the termination in whole or in part of any Canadian Pension Plan, revoking the registration of same or appointing a new administrator of such a plan, (c) an event or condition which constitutes grounds under applicable pension standards or tax legislation for the issuance of an order, direction or other communication from any Governmental Authority or a notice of an intent to issue such an order, direction or other communication requiring the Borrower or any affiliate to take or refrain from taking any action in respect of a Canadian Pension Plan, (d) the issuance of either any order (including an order to remit delinquent contributions to the Pension Benefits Guarantee Fund of Ontario (the “PBGF”)) or charges which may give rise to the imposition of any fines or penalties to or in respect of any Canadian Pension Plan or the issuance of such fines or penalties, or (e) the receipt of any notice from an administrator, a trustee or other funding agent or any other person or entity that the Borrower or any of its Material Subsidiaries or any affiliate thereof has failed to remit any contribution to a Canadian Pension Plan or a similar notice from a Governmental Authority relating to a failure to pay any fees or other amounts (including payments in respect of the PBGF).

(23)           Canadian Pension Plans means each pension plan required to be registered under Canadian federal or provincial law that is maintained or contributed to by any Credit Party for its employees or former employees, but does not include the Canada Pension Plan or the Quebec Pension Plan as maintained by the Government of Canada or the Province of Quebec, respectively.

(24)           Capital Stock means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

(25)           CDOR Rate means, on any date, the annual rate of interest which is the arithmetic average of the rates applicable to Canadian Dollar bankers’ acceptances having the appropriate term identified as such on the Reuters Screen CDOR Page at approximately 10:00 A.M., Local Time, on such day (as adjusted by the Lender after 10:00 A.M., Local Time, to reflect any error in any posted rate or in the posted average annual rate).  If the rate does not appear on the Reuters Screen CDOR Page as contemplated above, then the CDOR Rate on any day shall be calculated as the arithmetic average of the discount rates applicable to Canadian Dollar bankers’ acceptances having the applicable term of, and as quoted by, the Schedule I Reference Lenders, who accept Bankers’ Acceptances, as of 10:00 A.M., Local Time, on the day, or if the day is not a Business Day, then on the immediately preceding Business Day.

CREDIT AGREEMENT

(26)           Change in Law means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority.

(27)           Change of Control means, if the Minister of Finance exercises its discretion to allow a person to acquire “control” of the Borrower within the meaning of section 3(1) of the ICA (as in effect on the Closing Date), or such act is amended such that no such ministerial exercise of discretion is required in such circumstances, and in either such case, a Person acquires control of the Borrower within the meaning of section 3(1) of the ICA (as in effect on the Closing Date) without consent of each of the Lenders.

(28)           Closing Date means November 6, 2008.

(29)           Commitment means as to any Lender and the several obligation of such Lender to make Loans to the Borrower hereunder in an amount  not to exceed the amount set forth opposite such Lender’s name on Schedule 1.1(29) (or, if applicable, in the relevant Assignment and Acceptance).

(30)           Commonly Controlled Entity means an entity, whether or not incorporated, which is under common control with the Borrower within the meaning of Section 4001 of ERISA or is part of a group which includes the Borrower and which is treated as a single employer under Section 414 of the Internal Revenue Code of the United States.

(31)           Company Action Level RBC means the so named risk based capital standard established by the NAIC.

(32)           Confidential Information means with respect to any Lender having notice thereof, any information delivered to such Lender (or to counsel to the Lenders at the date hereof) by the Borrower or any of its Subsidiaries or their respective advisors or independent accountants pursuant to or in connection with this Agreement other than information (a) that was publicly known, or otherwise already known to such Lender, at the time of disclosure, or (b) that subsequently becomes publicly known through no act or omission of such Lender including without limitation the Confidential Information as defined in the Non-Disclosure Agreements.

(33)           Consolidated Funded Debt means the aggregate of long term senior and subordinated debt (except for debt raised for operational leverage as recognized by S&P), trust preferred securities issued by the Borrower’s Subsidiaries, innovative Tier 1 capital instruments, preferred shares (except for non cumulative preferred shares of the Borrower which may be redeemed only at the Borrower’s option), all as reported and included in the consolidated financial statements of the Borrower.

(34)           Contractual Obligation means as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

CREDIT AGREEMENT

(35)           Control means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. Controlling and Controlled have corresponding meanings.

(36)           Credit Facility has the meaning given to it in Section 2.1.

(37)           DBRS means DBRS Limited.

(38)           Default means any event or condition that constitutes an Event of Default or that would constitute an Event of Default except for satisfaction of any condition subsequent required to make the event or condition an Event of Default, including giving of any notice, passage of time, or both.

(39)           Drafts has the meaning given to it in Section 3.2(2)(e).

(40)           Eligible Assignee means a Lender, an Affiliate of a Lender or an Approved Fund in respect of a Lender, or any other Person, in respect of which any consent that is required by Section 12.5(2)(c) has been obtained or for which consent is not required under Section 12.5(2)(c) but, not, in any event including a natural person, the Borrower or any Affiliate of the Borrower.

(41)           ERISA means the Employee Retirement Income Security Act of 1974 of the United States, as amended from time to time.

(42)           Event of Default means any of the events specified in Section 10.

(43)           Excluded Taxes means, with respect to any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower under Section 4.9(2), (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax that (A) is not imposed or assessed in respect of a Loan that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 4.8(5), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding

CREDIT AGREEMENT

tax pursuant to Section 4.8(1).  For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Income Tax Act (Canada) or any successor provision thereto.

(44)           Fee Agreement means the fee agreement dated the date hereof entered into between the Borrower and the Lenders in relation to the fees payable under this Agreement.

(45)           Financial Statements has the meaning given to it in Section 5.1.

(46)           Financing Lease means any lease of property, real or personal, the obligations of the lessee in respect of which are required in accordance with GAAP to be capitalized on a balance sheet of the lessee.

(47)           Foreign Lender means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

(48)           Fund means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

(49)           GAAP means generally accepted accounting principles in effect from time to time in Canada applied in a consistent manner from period to period including, without limitation, the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants, as modified by OSFI requirements.

(50)           Governmental Authority means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

(51)           Guarantee Obligation means as to any Person (the “guaranteeing person”), (a) any obligation of the guaranteeing person or (b) any obligation of another Person (including, without limitation, any bank under any letter of credit) incurred as a result, in whole or in part, of the guaranteeing person having issued a reimbursement, counterindemnity or similar financial obligation, in either case guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations (the “primary obligations”) of any third Person (the “Primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such

CREDIT AGREEMENT

primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business.  The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made, (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person’s maximum reasonably anticipated liability in respect thereof as determined by the Borrower in good faith and (c) the greater of the amount of such obligation as determined in accordance with GAAP and the accounting requirements of OSFI; provided that, in each case, the amount of any Guarantee Obligation shall be limited to the maximum amount permitted by applicable law.

(52)           ICA means the Insurance Companies Act (Canada) as amended from time to time.

(53)           Implied Rating means the rating by Moody’s of the senior unsecured debt of MLI adjusted downward two notches.

(54)           Indebtedness means of any Person at any date (determined, in the case of any calculation of the amount thereof, without duplication), (a) all indebtedness of such Person for borrowed money and any other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (b) all obligations of such Person for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (c) all obligations of such Person under Financing Leases, (d) all obligations of such Person in respect of bankers acceptances issued or created for the account of such Person, (e) all obligations (contingent or otherwise) of such Person as an account party in respect of outstanding letters of credit (whether or not drawn), provided that all obligations of such Person as an account party in respect of outstanding letters of credit (to the extent undrawn) which support ordinary course of business obligations of such Person shall be excluded from this definition, (f) all liabilities secured by any Lien on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof and (g) all Guarantee Obligations of such Person in respect of any of the obligations described in clauses (a) through (f) of this definition.

(55)           Indemnified Taxes means Taxes other than Excluded Taxes.

(56)           Insurance Licences has the meaning given to it in Section 5.8.

CREDIT AGREEMENT

(57)           Interest Payment Date means as to any Prime Rate Loan, the last Business Day of each calendar month.

(58)           IRIS Tests means the ratios and other financial measurements developed by NAIC under its Insurance Regulatory Information System or, in lieu thereof, any successor thereto, replacement thereof, substitute therefor or other system or other similar guidelines intended to measure the financial performance of companies in the life and health insurance industry, as the same shall be in effect from time to time.

(59)           ITA means the Income Tax Act (Canada) as amended from time to time.

(60)           JHLICO means John Hancock Life Insurance Company and its successors.

(61)           JHUSA means John Hancock Life Insurance Company (U.S.A.) and its successors.

(62)           Lenders means, collectively, the financial institutions listed on the signature pages hereof as Lenders, and any Person who may become a Lender pursuant to the terms hereof, and their respective successors and permitted assigns, and, in the singular, any one of them.

(63)           Lending Office means as to each Lender, the office in Canada specified as the “Lending Office” of such Lender on Schedule 1.1(29) or in an Assignment and Assumption or such other office in Canada as may be designated by such Lender by written notice to the Borrower and the other Lenders.

(64)           Lien means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any priority or other security agreement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any Financing Lease); provided that (i) any security interest securing the obligations of the Borrower or any Subsidiary thereof under an insurance contract the liabilities in respect of which would in any event rank prior to the Obligations and (ii) any assets or properties placed in trust or deposited with governmental regulators or their nominees in the ordinary course of business as a condition of the Borrower maintaining its necessary licenses and registrations, shall in each case be excluded from this definition.

(65)           Loan Documents means this Agreement, the Fee Agreement and any document, agreement or certificate executed or delivered in connection herewith.

(66)           Loans means the collective reference to Prime Rate Loans and Bankers’ Acceptances.

(67)           Local GAAP means in respect of a Material Subsidiary not formed under the laws of Canada or any province or territory thereof, the generally accepted accounting principles of the jurisdiction in which such Material Subsidiary maintains its books and records.

(68)           Local Time means Eastern Standard Time or Eastern Daylight Time, as applicable.

(69)           Management Plan shall have the meaning attributed thereto in the Fee Agreement.

CREDIT AGREEMENT

(70)           Material Adverse Effect means a material adverse effect on: (a) on the condition, financial or otherwise, or the results of operations, business affairs or business prospects of the Borrower and its Subsidiaries taken as a whole, (b) the ability of the Borrower to perform its obligations under the Loan Documents or (c) the validity or enforceability of the Loan Documents or the rights or remedies of the Lenders thereunder.

(71)           Material Subsidiary means at any date, each Subsidiary of the Borrower that has (determined on a consolidated basis at such Subsidiary) assets or revenues that is greater than or equal to 2% of the Borrower’s consolidated Total Assets or revenues, respectively, all as shown on the most recent financial statements of the Borrower delivered to the Lenders hereunder.

(72)           MCCSR Guideline means the Minimum Continuing Capital and Surplus Requirements for Life Insurance Companies guideline issued by OSFI, as amended or replaced, from time to time.

(73)           MCCSR Ratio means the ratio of capital available to capital required, calculated under the MCCSR Guideline.

(74)           MLI means The Manufacturers Life Insurance Company and its successors.

(75)           Moody’s means Moody’s Investor Services Inc.

(76)           Multiemployer Plan means a Plan which is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

(77)           NAIC means the National Association of Insurance Commissioners or any successor thereto, or in lieu thereof, any other association, agency or other organization performing advisory, coordination or other like functions among insurance departments, insurance commissions and similar Governmental Authorities of the various states of the United States toward the promotion of uniformity in the practices of such Governmental Authorities.

(78)           Net Proceeds means, with respect to any disposition of assets or shares or issuance of debt or equity, the aggregate fair market value of proceeds of such transaction (whether such proceeds are in the form of cash or other property or part cash and part other property) net of (i) reasonable, bona fide direct transaction costs and expenses incurred in connection with such transaction, including reasonable legal fees and disbursements, (ii) the customary fees of agents or brokers payable in connection with such transaction, (iii) sale or other transaction taxes paid or payable as a result thereof, (iv) holdbacks and escrowed amounts until actually received, and (v) amounts required to be applied to repay Indebtedness secured by a Lien on the assets which are the subject of such disposition.

(79)           Non-Disclosure Agreements means the six confidentiality letter agreements between the Borrower and each of the Lenders executed in connection herewith prior to the Closing Date.

(80)           Obligations means with respect to the Borrower, the unpaid principal of and interest on the Loans made to the Borrower (including, without limitation, interest accruing after the maturity of such Loans and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrower,

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whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) and all other obligations and liabilities of the Borrower to the Lenders or to any Lender, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement or any other Loan Document made, delivered or given in connection herewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including, without limitation, all fees, charges and disbursements of counsel (including the allocated costs of internal counsel) to the Lenders or to any Lender that are required to be paid by the Borrower pursuant to this Agreement) or otherwise.

(81)           OSFI means the Office of the Superintendent of Financial Institutions of Canada.

(82)           Other Taxes means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

(83)           Outstanding, when used with respect to any Loans at any time, refers to the then aggregate outstanding principal amount thereof.

(84)           Participant has the meaning given to it in Section 12.5.

(85)           Patriot Act has the meaning given to it in Section 5.19.

(86)           PBGC means the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA.

(87)           Permitted Financings mean (i) Specified Debt; (ii) equity offerings that are being made for the purpose of making (and concurrent with the completion of) a Strategic Acquisition; (iii) any financing used either to refinance existing senior indebtedness maturing within 6 months of the date of such financing or to replace capital currently existing by way of subordinated debt with third parties or by way of the outstanding “Manulife Financial Capital Securities” or “MaCS” so long as such subordinated debt or “MaCS” is in fact repaid or redeemed, respectively, within 6 months of raising the replacement capital therefor; (iv) issuing new letters of credit in connection with implementing the Proceeds Utilization Transactions; and (v) ordinary course of business operational cash management and funding activities which include (a) repo transactions, (b) utilizations of existing bank lines and existing letters of credit, (c) deposit notes issued by Manulife Bank of Canada, (d) product offerings by way of “Signature Notes” and “Market Valuation Adjustment” programs and (e) appropriate reinsurance transactions.

(88)           Person means any natural person, corporation, limited liability company, unlimited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

(89)           Plan means at a particular time, any employee benefit plan which is covered by Title IV of ERISA and in respect of which the Borrower or a Commonly Controlled Entity is (or, if such

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plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

(90)           Prime Rate means, with respect to any Prime Rate Loan, on any date, a rate per annum equal to the greater of (i) the rate which the Lender quotes, publishes and refers to as its “prime rate” and which is its reference rate of interest for commercial loans in C$ in Canada; and (ii) the CDOR Rate for one month B/As plus 1.00.

Any change in the Prime Rate shall be effective on the date the change becomes effective generally.

(91)           Prime Rate Loan means a loan which is denominated in Canadian Dollars and in respect of which the Borrower is obligated to pay interest in accordance with Section 4.4.

(92)           Pro Rata Share means as to any Lender at any time, the percentage which such Lender’s Commitment then constitutes of the aggregate Commitments, or, at any time after the Availability Period, the percentage which the Outstanding amount of such Lender’s Loans then constitutes of the Outstanding amount of the Loans.

(93)           Proceeds Utilization Transactions has the meaning given to it in the Fee Agreement.

(94)           Reference Lenders means the collective reference to the Schedule I Reference Lenders and the Schedule II Reference Lenders.

(95)           Refunding Bankers’ Acceptance shall have the meaning given in Section 3.2(3).

(96)           Related Parties means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

(97)           Reportable Event means any of the events set forth in Section 4043 of ERISA, other than those events as to which the thirty day notice period is waived under applicable PBGC Regulations.

(98)           Required Lenders means at any date, Lenders holding at least 75% of the aggregate Commitments, and after the Availability Period, Lenders holding at least 75% of the Outstanding amount of the Loans.

(99)           Responsible Officer means, with respect to any Person, any of the chief financial officer, chief investment officer, treasurer or general counsel of the Borrower or such other officer as approved by the Lenders.

(100)                      Reuters Screen CDOR Page means the display designated as page CDOR on the Reuters Monitor Money Rates Service or other page as may, from time to time, replace that page on that service for the purpose of displaying bid quotations for bankers’ acceptances accepted by leading Canadian banks.

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(101)                      S&P means Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc.

(102)                      Schedule I Lender means any Lender named on Schedule I to the Bank Act (Canada).

(103)                      Schedule I Reference Lenders means at least one but no more than two banks named on Schedule I to the Bank Act (Canada) as agreed by the Lenders and the Borrower and initially shall be each Lender party hereto as of the Closing Date.

(104)                      Schedule II Reference Lenders means at least one but no more than two banks named on Schedule II or Schedule III to the Bank Act (Canada) as agreed by the Lenders on consultation with the Borrower.

(105)                      Single Employer Plan means any Plan which is covered by Title IV of ERISA, but which is not a Multiemployer Plan.

(106)                      Specified Debt shall mean Indebtedness that is being incurred for the purpose of making (and concurrent with the completion of) a Strategic Acquisition provided all such Specified Debt does not exceed an aggregate principal amount greater than C$3 billion.

(107)                      Strategic Acquisition means the acquisition, whether by way of purchase of equity or assets of, or by way of amalgamation, merger, plan of arrangement or similar transaction with, a Person or Persons which conducts business in substantially the same or similar line of business as is currently conducted by the Borrower and its Material Subsidiaries for aggregate consideration of C$2 billion or more.

(108)                      Subsidiary means, in relation to any Person, a corporation, partnership or other entity of which the Voting Capital Stock required to elect a majority of the board of directors or other equivalent managers of such corporation, partnership or other entity are at the time owned, directly or indirectly (through one or more subsidiaries), by such Person (other than an investment fund, as that term is defined in the Securities Act (Ontario), and an issuer that does invest for the purpose of exercising effective control, seeking to exercise effective control, or being actively involved in the management of the issuers in which it invests and would otherwise be a non-redeemable investment fund, as that term is defined in the Securities Act (Ontario)).  Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.

(109)                      Taxes means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

(110)                      Termination Date means the date which is five (5) years after the Closing Date.

(111)                      Total Assets means the consolidated total assets of the Borrower from time to time as shown on its most recent consolidated balance sheet (excluding, for greater certainty, segregated funds net assets to the extent included therein), which, for example, was approximately C$180 billion as of June 30, 2008.

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(112)                      Total Capital means the aggregate of long-term senior and subordinated debt (except for debt raised for operational leverage as recognized by S&P or Moody’s), non-controlling interest, trust preferred securities issued by Subsidiaries, innovative Tier 1 capital instruments, preferred shares, participating policyholders’ equity, common shares, contributed surplus, retained earnings, and accumulative other comprehensive income (loss), all as reported and included in the consolidated audited financial statements of the Borrower.

(113)                      Total Commitment means C$3,000,000,000.

(114)                      Type means, as to any Loan, its nature as a Prime Rate Loan or a Bankers’ Acceptance.

(115)                      United States means the United States of America.

(116)                      US Dollars and US$ means dollars in lawful currency of the United States.

(117)                      US$ Equivalent means on any date of determination, with respect to any amount in C$, the equivalent in US$ of such amount, determined by a Lender using the US$ Exchange Rate then in effect.

(118)                      US$ Exchange Rate means on a particular date, the rate at which US$ may be exchanged into C$, determined by reference to the Bank of Canada noon rate as published on the Reuters Screen page BOFC on the immediately preceding Business Day.  In the event that such rate does not appear on such Reuters page, the “US$ Exchange Rate” shall be determined by reference to any other means (as selected by the Lenders) by which such rate is quoted or published from time to time by the Bank of Canada (in each case as in effect at or about 12:00 Noon, Local Time, on the Business Day immediately preceding the relevant date of determination); provide that if at the time of any such determination, for any reason, no such exchange rate is being quoted or published, the Lenders may use any reasonable method as each such Lender deems applicable to determine such rate, and such determination shall be conclusive absent manifest error.

(119)                      US Subsidiary/Branch means any branch or Subsidiary of the Borrower authorized or organized, as the case may be, under the laws of the United States or any jurisdiction thereof.

(120)                      Voting Capital Stock means securities or other ownership interests of a corporation, partnership or other entity having by the terms thereof ordinary voting power to vote in the election of the board of directors or other Persons performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency).

1.2           Other Definitional Provisions

(1)           Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto.

(2)           All accounting determinations required to be made pursuant hereto shall, unless expressly otherwise provided herein, be made in accordance with GAAP.  No change in such accounting principles used in the preparation of any financial statement hereafter adopted by the Borrower

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shall be given effect for purposes of measuring compliance with any provisions of Section 8(2) unless the Borrower, and the Required Lenders agree to modify such provisions to reflect such changes in GAAP and, unless such provisions are modified, all financial statements, compliance certificates and similar documents provided hereunder shall be provided together with a reconciliation between the calculations and amounts set forth therein before and after giving effect to such change in GAAP.

(3)           If there is any conflict between any provision of this Agreement and any provision of another document contemplated or delivered under or in connection with this Agreement, the relevant provision of this Agreement is to prevail.

(4)           Except as otherwise expressly provided herein, any amounts denominated in C$ shall be deemed to equal the US$ Equivalent thereof.  In determining any amount which is comprised of amounts denominated in both US$ and C$, the Lenders shall convert US$ to C$ or C$ to US$, as applicable, by using the US$ Exchange Rate.

(5)           The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (e ) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(6)           The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

SECTION 2 – THE CREDIT FACILITY

2.1           Establishment of Credit Facility

Subject to the terms and conditions of this Agreement, the Lenders hereby establish in favour of the Borrower a committed non-revolving term credit facility (the “Credit Facility”) in the amount of the Total Commitment.  The Credit Facility is available by way of loans in the form of Prime Rate Loans and Bankers’ Acceptances of a period of ten (10) Business Days (“Availability Period”) after the Closing Date by way of three or more draws with no single draw exceeding C$1 billion.  The amount of the Total Commitment not drawn by the end of the

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Availability Period shall be cancelled.  The amount of any Loan which is repaid may not be reborrowed.

2.2           Purpose of Credit Facility

The proceeds of the Loans made under the Credit Facility shall be used by the Borrower for the sole purpose of funding the Proceeds Utilization Transactions.

SECTION 3 – LOANS

3.1           Procedure for Prime Rate  Loan Borrowing

The Borrower may borrow Prime Rate  Loans provided that the Borrower shall give the Lenders irrevocable notice (which notice must be received by each Lender prior to 10:00 A.M., Local Time, on the requested Borrowing Date for amounts equal to or less than C$10,000,000 per Lender and in all other cases by 12:00 Noon, Local Time, one (1) Business Day prior to the requested Borrowing Date), specifying (a) the total amount to be borrowed; (b) the pro rata share of each Lender; and (c) the requested Borrowing Date.  Each borrowing of Prime Rate Loans shall be in an amount equal to C$10,000,000 and in whole multiples of C$1,000,000 thereafter.  Each Lender will make the amount of its pro rata share of each such borrowing available to the Borrower prior to 12:00 Noon, Local Time, on the Borrowing Date requested by the Borrower in immediately available funds crediting by wire to the account specified by Borrower in the draw notice.

3.2           Bankers’ Acceptances

(1)           Availability.  The Borrower may issue Bankers’ Acceptances denominated in C$, for acceptance and, at the Borrower’s option, purchase by the Lenders, each in accordance with the provisions of this Section 3.2.

(2)           Procedures

(a)
Notice. The Borrower shall notify each Lender by irrevocable written notice by 12:00 Noon, Local Time, two (2) Business Days prior to the Borrowing Date in respect of any borrowing by way of Bankers’ Acceptances including the aggregate amount of Bankers’ Acceptances, the amount of Bankers’ Acceptances to be accepted by each Lender and the term of such Bankers’ Acceptances.

(b)	Minimum Borrowing Amount. Each borrowing by way of Bankers’ Acceptances shall be in a minimum aggregate face amount of C$10,000,000 or larger whole multiples of C$1,000,000 in excess thereof.

(c)	Face Amounts. The face amount of each Bankers’ Acceptance shall be C$1,000 or any whole multiple thereof.

(d)
Term. Bankers’ Acceptances shall be issued and shall mature on a Business Day. Each Bankers’ Acceptance shall have a term of (i) one month, or (ii) subject to availability of each Lender, two months or three months, shall mature on or

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before the Termination Date and shall be in form and substance reasonably satisfactory to each Lender.

(e)
Bankers’ Acceptances in Blank. To facilitate the acceptance of Bankers’ Acceptances under this Agreement, the Borrower shall, upon becoming a party hereto and from time to time as required, provide to each Lender drafts (“Drafts”), in form satisfactory to such Lender, duly executed and endorsed in blank by the Borrower, in quantities sufficient for each Lender to fulfil its obligations hereunder.  Each Lender is hereby authorized to accept such Bankers’ Acceptances endorsed in blank in such face amounts as may be determined by such Lender provided that the aggregate amount thereof is equal to the aggregate amount of Bankers’ Acceptances required to be accepted by such Lender.  No Lender shall be responsible or liable for its failure to accept a Bankers’ Acceptance if the cause of such failure is, in whole or in part, due to the failure of the Borrower to provide duly executed and endorsed Drafts to such Lender on a timely basis, nor shall any Lender be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except loss or improper use arising by reason of the gross negligence or wilful misconduct of such Lender, its officers, employees, agents or representatives.  Each Lender shall exercise such care in the custody and safekeeping of Drafts as it would exercise in the custody and safekeeping of similar property owned by it.  Each Lender shall maintain a record with respect to Bankers’ Acceptances (i) received by it in blank hereunder, (ii) voided by it for any reason, (iii) accepted by it hereunder, (iv) purchased by it hereunder and (v) cancelled at their respective maturities.  Each Lender further agrees to retain such records in the manner and for the statutory periods provided in the various Canadian provincial or federal statutes and regulations which apply to such Lender.

(f)
Power of Attorney for the Execution of Bankers’ Acceptances. To facilitate availment of the Loans by way of Bankers’ Acceptances, the Borrower hereby appoints each Lender or its agent as its attorney to sign and endorse on its behalf, in handwriting or by facsimile or mechanical signature as and when deemed necessary by such Lender, blank forms of Bankers’ Acceptances.  In this respect, it is each Lender’s responsibility to maintain, or cause to be maintained, an adequate supply of blank forms of Bankers’ Acceptances for acceptance under this Agreement.  The Borrower recognizes and agrees that all Bankers’ Acceptances signed and/or endorsed on its behalf by a Lender or its agent shall bind the Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Borrower.  Each Lender is hereby authorized to issue, or cause to be issued, such Bankers’ Acceptances endorsed in blank in such face amounts as may be determined by such Lender; provided that the aggregate amount thereof is equal to the aggregate amount of Bankers’ Acceptances required to be accepted and purchased by such Lender.  No Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except the gross negligence or wilful misconduct of the Lenders or its officers, employees, agents or representatives.  Each Lender shall maintain, or cause to be maintained, a record with respect to

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Bankers’ Acceptances held by it or its agent in blank hereunder, voided by it for any reason, accepted and purchased by it hereunder, and cancelled at their respective maturities.  Each Lender agrees to provide such records to the Borrower at the Borrower’s expense upon request.

(g)
Execution of Bankers’ Acceptances. Drafts of the Borrower to be accepted as Bankers’ Acceptances hereunder shall be duly executed on behalf of the Borrower.  Notwithstanding that any Person whose signature appears on any Bankers’ Acceptance as a signatory for the Borrower may no longer be an authorized signatory for the Borrower at the date of issuance of a Bankers’ Acceptance, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance, and any such Bankers’ Acceptance so signed shall be binding on the Borrower.

(h)	Acceptance of Bankers’ Acceptances. Each Bankers’ Acceptance to be accepted by a Lender shall be accepted at such Lender’s Lending Office.

(i)
Purchase of Bankers’ Acceptances. If the Borrower shall have specified in its notice of borrowing by way of Bankers’ Acceptances delivered pursuant to Section 3.2(2)(a) that it wishes the borrowing to be made on the related Borrowing Date to be accomplished by purchases of Bankers’ Acceptances by the Lenders, each Lender shall be required to purchase (subject to the commercial availability of a resale market in the case of Bankers’ Acceptances with a term of one month, two months or three months) from the Borrower on such Borrowing Date, at the Applicable BA Discount Rate, the Bankers’ Acceptances accepted by it on such Borrowing Date and to provide to the Borrower the BA Discount Proceeds thereof not later than 12:00 Noon, Local Time, on such Borrowing Date for the account of the Borrower.  The Acceptance Fee payable by the Borrower to such Lender under Section 3.2(4) in respect of each Bankers’ Acceptance accepted and purchased by such Lender from the Borrower shall be set off against the BA Discount Proceeds payable by such Lender under this Section 3.2(2)(i).

(j)	Sale of Bankers’ Acceptances. Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers’ Acceptances accepted and purchased by it.

(k)
Waiver of Presentment and Other Conditions. The Borrower waives presentment for payment and any other defense to payment of any amounts due to a Lender in respect of a Bankers’ Acceptance accepted by it pursuant to this Agreement which might exist solely by reason of such Bankers’ Acceptance being held, at the maturity thereof, by such Lender in its own right, and the Borrower agrees not to claim any days of grace if such Lender as holder sues the Borrower on the Bankers’ Acceptances for payment of the amount payable by the Borrower thereunder.

(3)           Roll Over of Maturing Bankers’ Acceptances.  With respect to each Bankers’ Acceptance, the Borrower shall give irrevocable written notice (in the form of Schedule 3.2(3) or

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such other method of notification as may be agreed upon between the Lenders and the Borrower) to each Lender at or before 12:00 Noon, Local Time, two (2) Business Days prior to the maturity date of such Bankers’ Acceptance followed by written confirmation electronically transmitted to each Lender on the same day, of the Borrower’s intention to issue a Bankers’ Acceptance on such maturity date (a “Refunding Bankers’ Acceptance”) to provide for the payment of such maturing Bankers’ Acceptance (it being understood that payments by the Borrower and fundings by the Lenders in respect of each maturing Bankers’ Acceptance and the related Refunding Bankers’ Acceptance shall be made on a net basis reflecting the difference between the face amount of such maturing Bankers’ Acceptance and the BA Discount Proceeds (net of the applicable Acceptance Fee) of such Refunding Bankers’ Acceptance) provided that if an Event of Default has occurred and is continuing, Refunding Bankers’ Acceptances may not be issued.  Any repayment of Bankers’ Acceptances must be made at or before 12:00 Noon, Local Time, on the respective maturity dates of such Bankers’ Acceptances.  If the Borrower fails to give such notice, the Borrower shall be deemed to have requested that such maturing Bankers’ Acceptances be repaid with the proceeds of Prime Rate  Loans (without any requirement to give notice with respect thereto), commencing on the maturity date of such maturing Bankers’ Acceptances.

(4)           Acceptance Fees.  An Acceptance Fee shall be payable by the Borrower to each Lender in advance (in the manner specified in Section 3.2(2)(i), as the case may be) upon the issuance of a Bankers’ Acceptance to be accepted by such Lender calculated at the rate per annum equal to the Applicable Margin, such Acceptance Fee to be calculated on the face amount of such Bankers’ Acceptance and to be computed on the basis of the number of days in the term of such Bankers’ Acceptance.

(5)           Cash Collateral.  If at any time a Bankers’ Acceptance is required to be repaid prior to its maturity for any reason (including as a result of notice given by the Borrower pursuant to Section 4.3(1)), the Borrower shall deposit cash with each Lender in an amount equal to the applicable Bankers’ Acceptance issued by such Lender in an account to be maintained by such Lender (bearing interest at such Lender’s rates as may be applicable in respect of other deposits of similar amounts for similar terms), to be held as collateral by the Lenders to be applied to satisfy the reimbursement obligations of the Borrower upon the maturity of such Bankers’ Acceptances.

3.3           Conversion Option

Subject to the provisions of this Agreement, the Borrower may, prior to the Termination Date, effective on any Business Day, convert, in whole or in part, Prime Rate Loans into Bankers’ Acceptances or vice versa upon giving to each Lender prior irrevocable telephone or written notice within the notice period and in the form which would be required to be given to the Lenders in respect of the Type of Loan into which the outstanding Loan is to be converted in accordance with the provisions of Section 3.1 or 3.2, as applicable, followed, in the case of telephone notice, by written confirmation (in the form of Schedule 3.3) on the same day, provided that:

(a)	no Prime Rate Loan may be converted into a Bankers’ Acceptance when any Event of Default has occurred and is continuing;

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(b)
each conversion to Bankers’ Acceptances shall be for an aggregate amount of C$10,000,000 (and whole multiples of C$1,000,000 in excess thereof), and each conversion to Prime Rate Loans shall be in a minimum aggregate amount of C$10,000,000; and

(c)
Bankers’ Acceptances may be converted only on the maturity date of such Bankers’ Acceptances and, provided that, if less than all Bankers’ Acceptances are converted, then after such conversion not less than C$10,000,000 (and whole multiples of C$1,000,000 in excess thereof) shall remain as Bankers’ Acceptances.

3.4           Acceptance Notes

(1)           Acceptance Notes.  It is understood that from time to time certain Lenders that are not Schedule I Lenders may not be authorized to or may, as a matter of general corporate policy, elect not to accept Drafts (each, an “Acceptance Note Lender”); accordingly, any such Lender may instead purchase Acceptance Notes of the Borrower in accordance with the provisions of Section 3.4(2) in lieu of creating Bankers’ Acceptances for its account.

(2)           Procedure.  In connection with any request by the Borrower for the creation of Bankers’ Acceptances, the Borrower shall deliver to each Acceptance Note Lender an Acceptance Note of the Borrower having the same maturity as the Bankers’ Acceptances to be created and in an aggregate principal amount equal to the aggregate amount of the Bankers’ Acceptances that would otherwise have been required to be accepted by such Lender.  Each such Lender hereby agrees that, whether or not the other Lenders shall be required pursuant to Section 3.2(2)(i) to purchase Bankers’ Acceptances on such date, it will purchase Acceptance Notes from the Borrower at the Applicable BA Discount Rate which would have been applicable if a Draft had been accepted by it (less any Acceptance Fee which would have been paid pursuant to Section 3.2(4) if such Lender had created a Bankers’ Acceptance) and deliver the proceeds thereof to the Borrower no later than 12:00 Noon, Local Time, on such date of purchase, and such Acceptance Notes shall be governed by the provisions of this Section as if they were Bankers’ Acceptances.

SECTION 4 - GENERAL PROVISIONS

4.1           Fees

(1)           Upfront Fee.  The Borrower shall pay the fees as set forth in the Fee Agreement at the times specified therein.

(2)           Payment in Canadian Dollars.  The fees payable in the Fee Agreement shall be paid in Canadian Dollars by the Borrower to the Lenders.

4.2           Repayment of Loans; Evidence of Debt

(1)           Repayment on the Termination Date.  The Borrower hereby unconditionally promises to pay to each Lender all outstanding Loans and other Obligations owing to the Lenders on the Termination Date or, in each case, such earlier date on which the Loans become due and payable pursuant to Section 10.  The Borrower hereby further agrees to pay interest on the unpaid

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principal amount of the Loans made to it from time to time outstanding from the date hereof until payment in full thereof at the rates per annum, and on the dates as set forth in Section 4.4.

(2)           Lender’s Evidence of Indebtedness.  Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing indebtedness of the Borrower to such Lender resulting from each Loan of such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.  The entries made in the accounts maintained pursuant to this Section 4.2(2) shall, to the extent permitted by Applicable Law and absent manifest error, be prima facie evidence of the existence and amounts of the obligations of the Borrower therein recorded; provided, however, that the failure of any Lender to maintain any such account, or any error therein, shall not in any manner affect the obligation of the Borrower to repay (with applicable interest) the Loans made to the Borrower by such Lender in accordance with the terms of this Agreement.

4.3           Optional and Mandatory Prepayments

(1)           Optional Prepayments.  The Borrower may prepay the Loans made to it, in whole or in part, without premium or penalty, upon at least three (3) Business Days’ irrevocable notice to the Lenders, specifying the date and amount of prepayment, the pro rata share of each Lender of such prepayment and the Type of Loan to be prepaid.  If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with accrued interest thereon and any amounts payable pursuant to Section 4.9.  Partial prepayments shall be in an aggregate principal amount of at least C$10,000,000, as the case may be.

(2)           Mandatory Prepayments.

(a)
The Borrower shall repay Loans under the Credit Facility in an amount equal to 100% of the Net Proceeds received by the Borrower or any of its Subsidiaries from all capital markets debt and equity offerings (whether public or private capital markets debt or equity offerings) and all syndicated bank financings (in each case other than Permitted Financings) such repayment to be made within two (2) Business Days after receipt thereof.

(b)
The Borrower shall repay Loans under the Credit Facility in an amount equal to 100% of all Net Proceeds received by the Borrower or any of its Subsidiaries from each sale of any portion of the Borrower’s consolidated business (regardless of whether the business is conducted in the Borrower or in a direct or indirect Subsidiary of the Borrower) that is outside the ordinary course of business but only where the individual sale or series of related sales is in excess of C$500,000,000.  Such repayment to be made within two (2) Business Days of receipt of such proceeds.

(c)
The Borrower shall on April 30, 2009 repay Loans in an amount equal to the proceeds of the Loans drawn by the Borrower which have not been invested in MLI by way of regulatory capital on or before such date.

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4.4	Interest Rates and Payment Dates

(1)           Prime Rate Loans.  Each Prime Rate Loan shall bear interest at a rate per annum equal to the Prime Rate plus the Applicable Margin.

(2)           Interest on Overdue Amount.  If all or a portion of the Obligations hereunder shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at the Prime Rate plus the Applicable Margin plus 2% until repaid.  After an Event of Default, the Applicable Margin shall, upon written notice by the Lenders to the Borrower, be increased by 2% until such Event of Default or such increase is waived in writing.

(3)           Payment of Interest.  Interest shall be payable in arrears on each Interest Payment Date, provided that interest accruing pursuant to Section 4.4(2) shall be payable from time to time on demand.

(4)           Limits on Rate of Interest.  If any provision of this Agreement or any other Loan Document would obligate the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by such Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by such Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows:

(x)           firstly, by reducing the amount or rates of interest required to be paid under this Section 4.4; and

(y)           thereafter, by reducing any fees, commissions, premiums and other amounts which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).

(a)
Reimbursement. If, notwithstanding the provisions of clause (i) of this Section 4.4(4), and after giving effect to all adjustments contemplated thereby, if any Lender shall have received an amount in excess of the maximum permitted by such clause, then the Borrower shall be entitled, by notice in writing to such Lender, to obtain reimbursement from such Lender of an amount equal to such excess, and, pending such reimbursement, such amount shall be deemed to be an amount payable by such Lender to the Borrower.

(b)
Actuarial Principles.  Any amount or rate of interest referred to in this Section 4.4 shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term of any Loan on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be prorated over that period of time and otherwise be prorated over the period from the (Closing Date to the Termination Date and, in

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the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lenders shall be conclusive for the purposes of such determination absent manifest error.

4.5           Computation of Interest and Fees

(1)           Computation of Interest and Fees.  Acceptance Fees, interest and other fees payable hereunder shall be calculated on the basis of a 365- or 366- day year, as the case may be, for the actual days elapsed.

(2)           Change in Interest Rates.  Any change in the interest rate on a Loan resulting from a change in the Prime Rate shall become effective as of the opening of business on the day on which such change becomes effective.  Each Lender shall as soon as practicable notify the Borrower of the effective date and the amount of each such change in interest rate.

(3)           Determination of Interest Rate by each Lender.  Each determination of an interest rate by each Lender pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower in the absence of manifest error.  Each determination by a Reference Lender of a rate to be notified to the Lenders pursuant to the definition of “Applicable BA Discount Rate” or “CDOR Rate” shall be conclusive and binding on the Borrower and the Lenders in the absence of manifest error.  Each Lender shall, at the request of the Borrower, deliver to the Borrower a statement showing any quotations given by the relevant Reference Lenders and the computations used by such Lender in determining any Applicable BA Discount Rate or CDOR Rate.

(4)           Interest Act.  For purposes of the Interest Act (Canada), whenever any interest or fee under this Agreement is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable ends, and (z) divided by the number of days based on which such rate is calculated. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement. The rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

(5)           Reference Lenders.  If any Reference Lender’s Commitment shall terminate (otherwise than on termination of all the Commitments) or, as the case may be, the Loans made by it hereunder are assigned, or prepaid or repaid (otherwise than on the prepayment or repayment of the Loans among the Lenders) for any reason whatsoever, such Reference Lender shall thereupon cease to be a Reference Lender, and if, as a result of the foregoing, there shall be no Reference Lender of a particular category remaining, then the Lenders (after approval by the Borrower) shall, as soon as practicable thereafter, by notice to the Borrower, designate another Lender that is willing to act as a Reference Lender so that there shall at all times be at least one Reference Lender of each category.

(6)           Notice of Interest Rate.  If any of the Reference Lenders shall be unable or shall otherwise fail to provide notice of a rate to the Lenders upon their request, the Applicable BA Discount Rate or the CDOR Rate, as the case may be, shall be determined on the basis of the average of the rates provided in notices of the remaining relevant Reference Lenders.

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4.6           Pro Rata Treatment and Payments

(1)           Pro Rata Treatment of Lenders.  Except as otherwise provided herein, (i) each borrowing of Loans from the Lenders hereunder shall be requested by the Borrower pro rata according to the respective Pro Rata Shares of the Lenders and (ii) each payment (including each prepayment) on account of principal of and interest on the Loans and any other Obligations shall be made pro rata according to each Lender’s respective Pro Rata Share.  All payments (including prepayments) to be made by the Borrower hereunder, whether on account of principal, interest, fees or otherwise, shall be made without set-off or counterclaim and shall be made prior to 11:00 A.M., Local Time, on the due date thereof to the Lenders, at the relevant Lending Office, as the case may be, in Canadian Dollars, as the case may be, and in immediately available funds in accordance with the payment instructions in Schedule 4.6(1) or as otherwise notified by a Lender to the Borrower in writing.  If any payment hereunder becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day, and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

(2)           Funding of Requested Loans.  Each Lender severally agrees to provide its Commitment.  No Lender shall be required to make Loans on behalf of any other Lender.

4.7           Yield Protection

(1)           Increased Costs. If any Change in Law shall:

(a)
impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(b)
subject any Lender to any Tax of any kind whatsoever with respect to this Agreement or any Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 4.8 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(c)	impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender, or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered provided that such Lender has implemented a policy to recover such amounts generally.

(2)           Capital Requirements. If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such

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Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered provided that such Lender has implemented a policy to recover such amounts generally.

(3)           Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in Subsections 4.7(1) or (2), including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(4)           Delay in Requests.  Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

4.8           Taxes

(1)           Payments Subject to Taxes. If the Borrower or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of the Borrower hereunder or under any other Loan Document, then (i) the sum payable shall be increased by the Borrower when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section), the Lender receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Borrower shall make any such deductions required to be made by it under Applicable Law and (iii) the Borrower shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

(2)           Payment of Other Taxes by the Borrower.  Without limiting the provisions of Subsection 4.8(1) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(3)           Indemnification by the Borrower.  The Borrower shall indemnify each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by such Lender and any penalties, interest and reasonable

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expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender shall be conclusive absent manifest error.

(4)           Evidence of Payments.  As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the applicable Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the applicable Lender.

(5)           Status of Lenders.  Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of the Borrower, deliver to the Borrower, at the time or times prescribed by Applicable Law or reasonably requested by the Borrower, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, (a) any Lender, if requested by the Borrower, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower as will enable the Borrower to determine whether or not such Lender is subject to withholding or information reporting requirements, and (b) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Income Tax Act (Canada) or any successor provision thereto shall within five days thereof notify the Borrower in writing.

(6)           Treatment of Certain Refunds and Tax Reductions.  If a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund).  The Borrower, upon the request of such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such Lender if such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

4.9           Mitigation Obligations; Replacement of Lenders

(1)           Designation of a Different Lending Office.  If any Lender requests compensation under Section 4.7, or requires the Borrower to pay any additional amount to any Lender or any

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Governmental Authority for the account of any Lender pursuant to Section 4.8, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 4.7 or 4.8, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(2)           Replacement of Lenders.  If any Lender provides a notice under Section 4.11 or requests compensation under Section 4.7 or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 4.8, if any Lender's obligations are suspended pursuant to Section 4.10 or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon 10 days’ notice to such Lender, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 12.5), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a)
the assigning Lender receives payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(b)
in the case of any such assignment resulting from a claim for compensation under Section 4.7 or payments required to be made pursuant to Section 4.8, such assignment will result in a reduction in such compensation or payments thereafter; and

(c)	such assignment does not conflict with Applicable Law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

4.10           Illegality

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower, any obligation of such Lender with respect to the activity that is

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unlawful shall be suspended until such Lender notifies the Borrower that the circumstances giving rise to such determination no longer exist.  Upon receipt of such notice, the Borrower shall, upon demand from such Lender, prepay or, if conversion would avoid the activity that is unlawful, convert any Loans, in order to avoid the activity that is unlawful.  Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.  Each Lender agrees to use a different lending office if such use will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

4.11           Inability to Determine Rates etc.

If a Lender determines that for any reason a market for Bankers’ Acceptances does not exist at any time or such Lender cannot for other reasons, after reasonable efforts, readily sell Bankers’ Acceptances or perform its other obligations under this Agreement with respect to Bankers Acceptances, such Lender will promptly so notify the Borrower and each other Lender.  From and after the receipt of such notice by the Borrower, all Loans made by such Lender shall bear interest at an annual rate equal to such Lender’s cost of funds as determined in good faith by such Lender plus the Applicable Margin for Bankers’ Acceptance until such time as the condition causing such determination no longer exists.

SECTION 5 - REPRESENTATIONS AND WARRANTIES

To induce the Lenders to enter into this Agreement and to make the Loans, the Borrower hereby represents and warrants, to each Lender all of which shall survive the execution and delivery of this Agreement.

5.1           Financial Condition

The consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at December 31, 2007 and the related consolidated statements of income, retained earnings and cash flows for the fiscal year ended on such date, reported on by Ernst & Young LLP and the unaudited consolidated statements of income, retained earnings and cash flows of the Borrower for the fiscal quarter ending September 30, 2008, (collectively, “Financial Statements”), copies of which have been or will be furnished to each Lender, present fairly the consolidated financial condition of the Borrower and its consolidated Subsidiaries as at such dates, and the consolidated results of their operations and their consolidated cash flows for the fiscal year or fiscal quarter then ended.  Such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP, including the accounting requirements of OSFI, applied consistently throughout the periods involved (except as approved by such accountants or Responsible Officer, as the case may be, and as disclosed therein).

Other than as disclosed in the Financial Statements, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Borrower or any of its Subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or

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significant components of revenues or expenses of the Borrower or any of its Material Subsidiaries.

Except as publicly disclosed, none of the Borrower or any of its Subsidiaries has any contingent liabilities, in excess of the liabilities that are either reflected or reserved against in the Financial Statements in accordance with GAAP, which are material to the business, assets, property, capital, operations or condition (financial or otherwise) of the Borrower or any of its Material Subsidiaries.

5.2           No Change

As of the Closing Date, there has been no development or event subsequent to December 31, 2007 which has had or could reasonably be expected to have a Material Adverse Effect other than has been disclosed publicly or as has been disclosed to the Lenders in writing pursuant to the Non-Disclosure Agreements.

5.3           Ratings

Based upon discussions between the Borrower and its Subsidiaries with S&P, Moody’s and DBRS, the Borrower does not anticipate that, after drawing the Credit Facility in full and after giving effect to the Proceeds Utilization Transactions, any rating action will be taken in the near term by any of such rating agencies with respect to their respective ratings of the Borrower and its Subsidiaries.

5.4           Regulatory Compliance

To the best of the Borrower’s knowledge and belief, the Borrower and all of its Subsidiaries was in compliance in all material respects with all regulatory requirements of Applicable Laws of all jurisdictions in which the Borrower or its Subsidiaries operate and of any Governmental Authority of such jurisdictions to which the Borrower or any of its Subsidiaries is subject including, without limitation, those with respect to maintenance of regulatory capital (or equivalent or similar regulatory requirements) at the most recent reporting dates required by such Governmental Authorities and remains in compliance at the date hereof and the Borrower expects the same to be the case on the next applicable date when such capital is required to be measured in accordance with Applicable Law. No insurance or financial services regulator of the Borrower or of any of its Subsidiaries has issued within the past 60 days any notice, order, letter or other form of communication to the effect that the Borrower or any of its Subsidiaries is not in compliance with Applicable Law or is not expected to be in compliance with Applicable Law at the next reporting date.  Based upon discussions between the Borrower and its Subsidiaries with OSFI, it is the Borrower’s understanding that OSFI is satisfied with the Credit Facility and the use of proceeds to fund the Proceeds Utilization Transactions.

5.5           Corporate Existence

The Borrower and each of its Subsidiaries has been duly incorporated or formed and organized and is validly existing under the laws of its jurisdiction of organization, is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification except to

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the extent that the failure to so qualify would not reasonably be expected to have a Material Adverse Effect and has all requisite power and authority (corporate and other) to conduct its businesses, and to own, lease and operate its properties and assets except where failure to do so would not reasonably be expected to have Material Adverse Effect and in the case of the Borrower, to execute, deliver and perform its obligations hereunder and to complete the Proceeds Utilization Transactions.  The Borrower is an insurance company with common shares under the ICA.

5.6           Corporate Power; Authorization; Enforceable Obligations

No consent or authorization of any Governmental Authority or any other Person is required in connection with the borrowings hereunder or with the execution, delivery, performance, validity or enforceability of the Loan Documents or the completion of the Proceeds Utilization Transactions except such consents or authorizations as have been obtained or will be obtained prior to the implementation of the Proceeds Utilization Transactions.  Each Loan Document has been duly authorized, executed and delivered on behalf of the Borrower and constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyances, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity and subject to the qualifications that equitable remedies may only be granted in the discretion of a court of competent jurisdiction and except that rights of indemnity, contribution and waiver of contribution may be limited under Applicable Law.

5.7           No Material Litigation

There is no action, suit, proceeding (including any proceeding to revoke or deny renewal of any Insurance Licence), inquiry or investigation before or brought by any court or any federal, provincial, state, municipal or other governmental department, commission, board, agency or body, domestic or foreign, now pending, or, to the knowledge of the Borrower, threatened, against or affecting the Borrower or any Subsidiary, which if determined adversely to the Borrower or such Subsidiary may reasonably be expected to result in a Material Adverse Effect, or which materially and adversely affects or may affect the consummation of the transactions contemplated in the Loan Documents or the Proceeds Utilization Transactions or the performance by the Borrower of its obligations hereunder or which questions the validity of the Loan Documents or of any action taken or to be taken by the Borrower pursuant to the Loan Documents.

5.8           Compliance with Laws and Contracts; NAIC Tests

Each of the Borrower and its Subsidiaries has conducted and is conducting its business in compliance in all respects with all Applicable Laws of each jurisdiction in which its business is carried on and holds all licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise), including insurance licences from the relevant regulatory or governmental authority in all such jurisdictions in which the Borrower or its Subsidiaries conduct insurance business (the “Insurance Licences”) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, except in each case where the failure to be in such compliance or to hold such licence,

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permit, approval, consent, certificate, registration or authorization (including any Insurance Licence) would not have a Material Adverse Effect and all such licences, permits, approvals, consents, certificates, registrations and authorizations are in good standing and in effect and none of the same contains any term, provision, condition or limitation which will have a Material Adverse Effect and the Borrower and its Subsidiaries are not aware of any fact or matter which would reasonably result in the material impairment, or material adverse modification or termination of or material adverse change in any such licence, permit, approval, consent, certificate, registration or authorization.

Neither the Borrower nor any Material Subsidiary is in breach or violation of, or will after giving effect to the Loan Documents and the Proceeds Utilization Transactions, be in breach of violation of:

(a)	any of the terms, conditions or provisions of the by-laws, constating documents or resolutions of the shareholders or directors (or any committee thereof) of the Borrower or any Material Subsidiary;

(b)
any licence, permit, approval, consent, certificate, registration or authorization (whether governmental, regulatory or otherwise) issued to the Borrower or any Subsidiary or any Contractual Obligation, except for breaches or violations which would not have a Material Adverse Effect; or

(c)
any statute, regulation or rule applicable to the Borrower or any Subsidiary, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Borrower or any Subsidiary, except for breaches or violations which would not have a Material Adverse Effect.

The IRIS Tests for each US Subsidiary/Branch was, at the required reporting dates, within the usual range for each such IRIS Test, except as could not reasonably be expected to have a Material Adverse Effect, and each Material Subsidiary (organized under the laws of the United States or any jurisdiction thereof) has, at the required reporting dates, satisfied the Company Action Level RBC.  No officer or director of the Borrower has a substantial investment (as defined in the ICA) in the Borrower or in any Person which Controls the Borrower.

5.9           Securities Laws

The Borrower (i) is a reporting issuer within the meaning of the Securities Act (Ontario) and the comparable provisions of the applicable securities laws in each of the other jurisdictions in Canada in which it has issued public securities, (ii) is subject to the reporting obligations of the U.S. Securities Exchange Act of 1934, as amended, and (iii) is not in default under any requirement of any such Applicable Laws.

5.10           No Default

No Default or Event of Default has occurred and is continuing or would result after giving effect to the Proceeds Utilization Transactions.

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5.11           Ownership of Property; Liens

The Borrower and each of its Material Subsidiaries has good title to, or a valid leasehold interest in, all its properties (other than any defect in title or interest which could not reasonably be expected to have a Material Adverse Effect), and none of such property is subject to any Lien, except as permitted by Section 9.1.

5.12           Taxes

Each of the Borrower and each of its Material Subsidiaries has filed or caused to be filed all Tax returns which, to the knowledge of the Borrower, are required to be filed and has paid all Taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other Taxes, fees or other charges imposed on it or any of its property by any Governmental Authority (other than any the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP or Local GAAP have been provided on the books of the Borrower or its Subsidiaries, as the case may be), except, in each case, as could not reasonably be expected to have a Material Adverse Effect; no Lien in respect of Tax has been filed, and, to the knowledge of the Borrower, no claim is being asserted, with respect to any such Tax, fee or other charge, except as could not reasonably be expected to have a Material Adverse Effect.

5.13           Accuracy of Information

No statement or information contained in this Agreement or any other document, certificate or statement furnished to the Lenders or any of them, by or on behalf of the Borrower for use in connection with the transactions contemplated by this Agreement including, without limitation, the Confidential Information (other than projections and pro forma financial information), contained as of the date such statement, information, document or certificate was so furnished any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not materially misleading.  The projections and pro forma financial information contained in the materials referenced above were prepared in good faith.  There is no fact known to the Borrower that would reasonably be expected to have a Material Adverse Effect that has not been expressly disclosed herein or in such other documents, certificates and statements furnished to the Lenders hereunder for use in connection with the transactions contemplated hereby.

5.14           Subsidiaries

The Subsidiaries listed on Schedule 5.14 constitute all the Material Subsidiaries that are operating subsidiaries of the Borrower at the date hereof.  The Borrower owns, directly and indirectly, 100% of the Voting Capital Stock of each of the Material Subsidiaries other than as disclosed in the Financial Statements.

5.15           ERISA

Except to the extent that any of the following could not reasonably be expected to have a Material Adverse Effect:

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(a)           neither a Reportable Event nor an “accumulated funding deficiency” (within the meaning of Section 412 of the Code or Section 302 of ERISA) has occurred during the five-year period prior to the date on which this representation is made or deemed made with respect to any Plan, and each Plan has complied in all material respects with the applicable provisions of ERISA and the Code.  No termination of a Single Employer Plan has occurred and no lien in favor of the PBGC or a Plan has arisen during the five-year period prior to the date as of which this representation is deemed made;

(b)
the present value of all accrued benefits under each Single Employer Plan in which the Borrower or any Commonly Controlled Entity is a participant (based on those assumptions used to fund the Plans) did not, as of the last annual valuation date prior to the date on which this representation is made or deemed made, exceed the value of the assets of such Plan allocable to such accrued benefits;

(c)
neither the Borrower nor any Commonly Controlled Entity has had a complete or partial withdrawal from any Multiemployer Plan, and neither the Borrower nor any Commonly Controlled Entity would become subject to any liability under ERISA if the Borrower or any such Commonly Controlled Entity were to withdraw completely from all Multiemployer Plans as of the valuation date most closely preceding the date on which this representation is made or deemed made; and

(d)	no such Multiemployer Plan is in “reorganization” or “insolvent,” within the meaning of such terms as used in ERISA.

5.16           Canadian Pension Compliance

The Canadian Pension Plans are duly registered under the ITA and all other applicable laws which require registration. Except as would not, individually or in the aggregate, result in a Material Adverse Effect, the Borrower and each of its Subsidiaries has complied with and performed all of its material obligations under and in respect of the Canadian Pension Plans and Canadian Benefit Plans under the terms thereof, any funding agreements and all applicable laws (including any fiduciary, funding, investment and administration obligations).  Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, all employer and employee payments, contributions or premiums to be remitted, paid to or in respect of each Canadian Pension Plan or Canadian Benefit Plan have been paid in a timely fashion in accordance with the terms thereof, any funding agreement and all Applicable Laws.  Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, there have been no improper withdrawals or applications of the assets of the Canadian Pension Plans or the Canadian Benefit Plans.  There are no outstanding disputes concerning the Canadian Pension Plans or the Canadian Benefit Plans or the assets thereof which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.  Each of the Canadian Pension Plans is fully funded on a solvency basis (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable Governmental Authority and which are consistent with generally accepted actuarial principles).  No Canadian Pension Plan Event has occurred.

CREDIT AGREEMENT

5.17           Foreign Pension Compliance

The Borrower and each of its Subsidiaries is in compliance with all Applicable Laws of all jurisdictions outside of the United States and Canada (“Foreign Jurisdictions”) in which it conducts business with respect to the maintenance and funding of pension and benefit plans (“Foreign Plans”) except where failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, there have been no improper withdrawals or applications of the assets of any Foreign Plans.  There are no outstanding disputes concerning the Foreign Plans or the assets thereof which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.  Each of the Foreign Plans is fully funded on a solvency basis (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable Governmental Authority and which are consistent with generally accepted actuarial principles of such Foreign Jurisdiction).

5.18           Ranking

The Obligations are and will at all times rank in right of payment and otherwise at least pari passu with all other unsecured and unsubordinated Indebtedness of the Borrower, whether now existing or hereafter outstanding and will be treated by the Borrower as an unsubordinated liability.

5.19           Anti-Money Laundering/Patriot Act

To the extent applicable, the Borrower and each of its Subsidiaries is in compliance, in all material respects, with (a) Canadian Anti-Terrorism Laws; (b) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto; and (c) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001) (the “Patriot Act”).  No part of the proceeds of any Loan shall be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended in a manner which could adversely affect the interests of the Lenders in any respect.

SECTION 6 - CONDITIONS PRECEDENT

6.1           Effectiveness of Agreement

The effectiveness of this Agreement is subject to the satisfaction of the following conditions precedent:

(1)           Documents

CREDIT AGREEMENT

Each of the Lenders shall have received the following in form and substance satisfactory to it:

(a)	a fully executed copy of this Agreement;

(b)
a certificate of the Borrower, dated the Closing Date, attaching the Borrower’s constating documents and, bylaws, board of directors’ resolutions and incumbency executed by a Responsible Officer of the Borrower;

(c)
a certificate of a Responsible Officer which certificate shall certify on an unconsolidated basis for the Borrower as of September 30, 2008 (i) the amount of Indebtedness, (ii) the amount of contingent liabilities by way of senior guarantee, letter of credit or other senior support obligations in respect of the Subsidiaries of the Borrower, (iii) dividends for the twelve months then ended, (iv) preferred shares outstanding, and (v) contingent liabilities by way of subordinated guarantee or other subordinated support obligations in respect of Subsidiaries of the Borrower;

(d)	a certificate of status of the Borrower issued by OSFI, dated a date reasonably close to the date hereof;

(e)	customary legal opinions of external counsel;

(f)	copies of all necessary approvals of all Governmental Authorities and others required to enter into and perform its obligations under this Agreement;

(g)
copies of the Borrower’s consolidated quarterly financial statements for the fiscal quarter ended June 30, 2008 and for the fiscal quarter ended September 30, 2008 and management prepared financial projections for the fourth quarter ending December 31, 2008 and for the 2009 fiscal year;

(h)	copies of the Management Plan; and

(i)	such other documentation as the Lenders may reasonably request.

(2)           Proceeds Utilization Transactions

The Lenders shall have received a certificate of a Responsible Officer of the Borrower setting out the MCCSR Ratio of MLI determined on a pro forma basis as at September 30, 2008 after giving effect to the Proceeds Utilization Transactions.

CREDIT AGREEMENT

(3)           Representations and Warranties

Each of the representations and warranties made by the Borrower in or pursuant to this Agreement shall be true and correct in all material respects.

(4)           No Default

No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the Loans requested to be made on such date or the Proceeds Utilization Transactions.

(5)           Credit Limits

After giving effect to the Loans requested to be made on such date, (i) the Outstanding amount of the Loans of each Lender shall not exceed such Lender’s Commitment then in effect and (ii) the Outstanding amount of all Loans shall not exceed the Total Commitment then in effect.

6.2           Conditions Precedent to all Loans

The agreement of each Lender to make any Loan during the Availability Period requested hereunder is subject to the satisfaction of the following conditions precedent:

(1)           Representations and Warranties

Each of the representations and warranties made by the Borrower in or pursuant to this Agreement shall be true and correct in all material respects.

(2)           No Default

No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the Loans requested to be made on such date or the Related Transactions.

(3)           Concurrent Funding

Each of the Lenders shall be satisfied that the conditions precedent to funding have been met and that each other Lender will fund concurrently with that Lender on each funding date.

(4)           Credit Limits

After giving effect to the Loans requested to be made on such date, (i) the Outstanding amount of the Loans of each Lender shall not exceed such Lender’s Commitment then in effect and (ii) the Outstanding amount of all Loans shall not exceed the aggregate Total Commitment then in effect.

(5)           Drawdown Notice

Receipt of a written drawdown notice.

CREDIT AGREEMENT

(6)           Fees

All fees payable on or prior to the date hereof to the Lenders under the Fee Agreement shall have been paid by the Borrower.

SECTION 7 - AFFIRMATIVE COVENANTS

The Borrower hereby agrees that, so long as the Commitments remain in effect or any amount is owing to any Lender hereunder, the Borrower shall and (except in the case of delivery of financial information, reports and notices) shall cause, as applicable, each Material Subsidiary to:

7.1           Financial Statements

Furnish to each Lender:

(a)
as soon as available, but in any event within 90 days after the end of each fiscal year of the Borrower and MLI, the audited consolidated accounts and financial statements (including, all similar statements as required by OSFI) of the Borrower, MLI, and their respective consolidated Subsidiaries as at the end of such year, setting forth in each case in comparative form the figures for the previous year, including a consolidated balance sheet setting out the amount of the surplus and (in reasonable detail) the calculations for such surplus substantially in the same form as set out in the consolidated balance sheet in the audited accounts for the year ended December 31, 2007 referred to in Section 5.1, reported on without a “going concern” or like qualification or exception, or qualification arising out of the scope of the audit, by Ernst & Young LLP or other independent certified public accountants of nationally recognized standing;

(b)
as soon as available, but in any event not later than 45 days after the end of each of the first three quarterly periods of each fiscal year of each of the Borrower and MLI, the unaudited consolidated accounts and financial statements (including, in the case of the Borrower and MLI all statements as required by OSFI) of the Borrower and MLI and their respective consolidated Subsidiaries as at the end of such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer of the Borrower or MLI as being fairly stated in all material respects (subject to normal year-end audit adjustments);

(c)
as soon as available, and in any event within five (5) Business Days of the time such financial statements are required to be filed with the applicable Governmental Authority (currently May 31 of each year), annual financial statements audited in accordance with the requirements of the applicable Governmental Authority for JHLICO and JHUSA;

(d)
as soon as available, and in any event within five (5) Business Days of the time such financial statements are required to be filed with the applicable Governmental Authority (currently March 1 of each year), annual unaudited

CREDIT AGREEMENT

financial statements for JHLICO and JHUSA, which include income statements, balance sheets, footnotes and supplemental exhibits and schedules of financial information;

(e)
as soon as available, and in any event five (5) Business Days of the time such financial statements are required to be filed with the applicable Governmental Authority (currently the 15th day of the second month following the end of each of the first three financial quarters of each year), unaudited financial statements for JHLICO and JHUSA which include income statements and balance sheets.

All such financial statements shall be prepared in accordance with (i) GAAP in the case of the Borrower and MLI applied consistently throughout the periods reflected therein and with prior periods (except as approved by such accountants or officer, as the case may be, and disclosed therein), and (ii) in the case of JHUSA and JHLICO, the requirements of the Government Authority applicable thereto.

The financial statements delivered pursuant to this Section 7.1 may be delivered electronically by email on behalf of the Borrower by the Person listed in Section 12.1 or such other Person as the Borrower may notify the Lenders in writing.  Such financial statements shall be delivered to the Lenders at the email addresses set out in Schedule 1.1(29) or to such other email address as shall be notified in writing by the Lenders to the Borrower from time to time.  Any financial statement delivered electronically by way of email, whether or not a signature appears thereon, shall have the same legal effect as if it was signed by the Person delivering same and an original thereof delivered to the Lenders.  Without limiting the foregoing, the Lenders shall be entitled to consider any financial statement that the Lenders receive in the name of the Borrower from any of the Persons authorized to deliver same pursuant to this paragraph, whether or not a signature appears thereon, as duly authorized and delivered by the Borrower and the Borrower agrees that any such communication shall be binding upon it.  Notwithstanding the foregoing, if the Lenders have not received the financial statements under this Section 7.1 within the time periods required, the Borrower shall deliver to the Bank hard copies of such financial statements within five (5) Business Days after receipt by the Borrower of a request therefor by the Lenders.

7.2           Certificates; Other Information

Furnish to each Lender:

(a)
concurrently with the delivery of the financial statements referred to in Sections 7.1(a) and 7.1(b), a compliance certificate in the form attached as Schedule 7.2(a) executed by a Responsible Officer of the Borrower (A) certifying (with calculations in reasonable detail) compliance with Section 8, (B) certifying as of the end of the relevant period for the Borrower on an unconsolidated basis (i) the amount of Indebtedness, (ii) the amount of contingent liabilities by way of senior guarantee, letter of credit or other senior support obligations in respect of the Subsidiaries of the Borrower, (iii) dividends for the twelve months then ended, (iv) preferred shares outstanding, and (v) contingent liabilities by way of subordinated guarantee or other subordinated support obligations in respect of Subsidiaries of the Borrower, and (C) containing a summary Specified Debt

CREDIT AGREEMENT

completed, Liens granted under Section 9.1(b) and dispositions made under Section 9.2(1) in the applicable period;

(b)
promptly upon being sent, to the extent permitted under Applicable Laws, copies of each and every notice, request or application made by the Borrower to OSFI or the Minister of Finance referred to in the ICA under or in connection with the ICA or other Governmental Authority having supervisory regulatory authority over the Borrower or any of its Material Subsidiaries (i) which could materially and adversely affect the ability of the Borrower to perform its obligations under the Loan Documents or (ii) relating to the granting of any Lien (other than in the ordinary course of business) on any material property, assets or revenues of the Borrower or its Material Subsidiaries to any Governmental Authority or the request therefor;

(c)
promptly, any filings of periodic and other reports, proxy statements and other materials filed by the Borrower or any of its Material Subsidiaries with the Ontario Securities Commission or the Securities and Exchange Commission, or any Governmental Authority succeeding to any or all of the functions of either of said commissions, or with any United States or Canadian provincial or national securities exchange, as the case may be (to the extent permitted under Applicable Law) which contain information pertaining to an event which constitutes a Material Adverse Effect;

(d)	from time to time, and on demand, such additional financial or other information relating to the Borrower and its Subsidiaries as may reasonably be requested by any Lender; and

(e)
notice forthwith upon the entering into of a binding agreement to complete a Strategic Acquisition with details thereof together with pro forma calculations of the financial covenants in Section 8 after giving effect thereto and any Specified Debt to be incurred in connection therewith.

7.3           Notices

Promptly give notice to each Lender of:

(a)	the occurrence of any Default or Event of Default;

(b)
any (i) default or event of default under any Contractual Obligation of the Borrower or any of its Subsidiaries or (ii) litigation, investigation or proceeding which may exist or be threatened at any time with respect to the Borrower or any of its Subsidiaries, which in either case, if not cured or if adversely determined, as the case may be, could reasonably be expected to have a Material Adverse Effect;

(c)
the following events, as soon as possible and in any event within 30 days after any the Borrower knows or has reason to know thereof: (i) the occurrence or expected occurrence of any Reportable Event with respect to any Plan, a failure to make any required contribution to a Plan, any lien in favor of the PBGC or a Plan, or

CREDIT AGREEMENT

any withdrawal from, or the termination, reorganization or insolvency (within the meaning of such terms as used in ERISA) of any Multiemployer Plan or (ii) the institution of proceedings or the taking of any other action by the PBGC or the Borrower or any Commonly Controlled Entity or any Multiemployer Plan with respect to the withdrawal from, or the terminating, reorganization or insolvency (within the meaning of such terms as used in ERISA) of, any Plan or (iii) any Canadian Pension Event or similar event in respect of Foreign Plans, which, in the case of clauses (i), (ii) and (iii), individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

(d)
any change in any of the ratings of the Borrower and any of its Subsidiaries by S&P, Moody’s or DBRS and any communications from such rating agencies that they have concluded that any rating action is imminent;

(e)
to the extent permitted under any Applicable Law, promptly upon receipt thereof, any order made or direction given by OSFI or any other Governmental Authority having supervisory or regulatory authority over the Borrower or Material Subsidiary which could reasonably be expected to have a Material Adverse Effect;

(f)
to the extent permitted under Applicable Law, any discussions or other communications with OSFI or any other Governmental Authority having supervisory or regulatory authority over the Borrower or any of its Subsidiaries, indicating that any part of the Proceeds Utilization Transactions or any other measures contained in the Management Plan or otherwise are insufficient;

(g)	the details of each investment under the Proceeds Utilization Transactions when made; and

(h)	to the extent permitted under Applicable Law, any development or event which has had or could reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section 7.3 shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth details of the occurrence referred to therein and stating what action the Borrower proposes to take with respect thereto.

7.4           Payment of Taxes

Pay, discharge or otherwise satisfy at or before they become delinquent, all its Tax liabilities, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP or Local GAAP, as applicable, with respect thereto have been provided on the books of the Borrower or its Material Subsidiaries, as the case may be.

7.5           Conduct of Business and Maintenance of Existence

The Borrower shall, and shall cause each of its Subsidiaries to, (i) maintain their corporate existence  (except where failure to do so would not reasonably be expected to result in

CREDIT AGREEMENT

a Material Adverse Effect) (ii) carry on and conduct its business in a proper and efficient manner in compliance in all respects with all Applicable Laws of each jurisdiction in which its business is carried on and holds all licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise), including all Insurance Licences to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, except in each case where the failure to be in such compliance or to hold such licence, permit, approval, consent, certificate, registration or authorization (including any Insurance Licence) would not have a Material Adverse Effect (iii) keep or cause to be kept proper books of account and make or cause to be made therein true and accurate entries of all its dealings and transactions in relation to its business, all in accordance with GAAP or Local GAAP, and at all reasonable times it will furnish or cause to be furnished to the Lenders or their respective duly authorized agents or attorneys such information relating to its business as the Lenders may reasonably require and such books of account shall at all reasonable times and upon reasonable notice be open for inspection by the Lenders or such agents or attorneys.

SECTION 8 – FINANCIAL COVENANTS

The Borrower hereby agrees that, so long as the Commitments remain in effect or any amount is owing to any Lender hereunder, the Borrower shall not, directly or indirectly:

(1)           MCCSR.  Permit MLI to fail to maintain as at the end of each fiscal quarter (including the fourth quarter) an MCCSR Ratio of less than the supervisory target established by OSFI, from time to time, in the MCCSR Guideline.  As at the Closing Date,  the supervisory target is 150%.

(2)           Consolidated Funded Debt to Total Capital. Permit Consolidated Funded Debt of the Borrower at any time to exceed 30% of the Total Capital of the Borrower provided that such percentage shall be increased to the Acquisition Percentage (up to a maximum of 35%) for the period of 18 months following the completion of an acquisition after which such percentage shall revert to 30%.

Acquisition Percentage shall be equal to

A.	the Consolidated Funded Debt to Total Capital percentage determined on a pro forma basis after giving effect to the Strategic Acquisition as reported by the Borrower under Section 7.2(e);
Plus
B.	the difference equal to
	(i)	30%
Minus
	(ii)	the Consolidated Funded Debt to Total Capital percentage as reported in the most recent compliance certificate delivered under Section 7.2(a).

CREDIT AGREEMENT

SECTION 9 - NEGATIVE COVENANTS

The Borrower hereby agrees that, so long as the Commitments remain in effect or any amount is owing to any Lender hereunder, the Borrower shall not, directly or indirectly:

9.1           Limitation on Liens

Create, incur, assume or suffer to exist any Lien upon any of the Borrower’s or its Material Subsidiaries’ property, assets or revenues, whether now owned or hereafter acquired, except for:

(a)	any Lien on the assets of a Material Subsidiary arising in the ordinary course of business;

(b)	any Lien on the assets of a Material Subsidiary not arising in the ordinary course of business securing Indebtedness not in excess of 3% of Total Assets;

(c)	any Lien on the assets of the Borrower securing the purchase price for such assets, Financing Leases or similar obligations up to an aggregate amount not to exceed C$5,000,000;

(d)	any customary Lien arising by the operation of law securing obligations other than Indebtedness;

(e)
any Lien arising pursuant to an order of attachment, restraint, garnishee, order or injunction restraining disposal of assets or similar legal process (an “Attachment”) arising in connection with court proceedings being contested by the Borrower or its Material Subsidiaries in good faith and provided that the Borrower has notified each Lender of such Attachment and that such Attachment could not reasonably be expected to have a Material Adverse Effect and is otherwise in respect of an amount less than that specified in Section 10(g);

(f)
any Lien over assets acquired by a Material Subsidiary, or the assets of any company acquired, after the date of this Agreement, by the Borrower or a Material Subsidiary, and such Lien is in existence at the date of such acquisition (but not created in connection with or contemplation of such acquisition), provided that the amounts secured by any such Lien and outstanding at the time of such acquisition may not be increased; and

(g)
the extension, renewal or replacement of any Lien permitted under paragraph 9.1(a), 9.1(b) or 9.1(f) hereof to the extent of the original principal amount of Indebtedness, provided that the extension, renewal or replacement of such Lien is limited to all or part of the properties or assets which are subject to the Lien as extended, renewed or replaced;

CREDIT AGREEMENT

provided that, anything in this Section to the contrary notwithstanding, (i) the maximum aggregate amount of obligations and liabilities secured by Liens permitted above shall not exceed such amount as may be permitted by applicable Governmental Authorities and (ii) in no event may any Lien be created, incurred, assumed or suffered to exist upon any of the Capital Stock of any Material Subsidiary.

9.2           Limitation on Sale of Assets, Mergers, etc.

(1)           Dispose of, or permit any Material Subsidiary to dispose of, its business or assets out of the ordinary course of business if  the Net Proceeds to be received exceeds an amount equal to 3% of Total Assets as set out in the most recent balance sheet of the Borrower delivered to the Lenders under Section 6.1(1)(g) or 7.1 as applicable, unless the Net Proceeds thereof are applied in accordance with Section 4.3(2)(b), or

(2)           permit any Material Subsidiary to dispose of its business or assets out of the ordinary course of business where such disposition would require the approval of a Governmental Authority and either the subsequent distribution of the Net Proceeds of such disposition to the Borrower or the application of such Net Proceeds pursuant to Section 4.3(2)(b) or both, would also require the approval of a Governmental Authority when all such approvals have not been obtained, or

(3)           amalgamate or merge with any other Person (unless, in the case of any such transaction involving the Borrower) the Person which survives such amalgamation or merger shall assume the obligations of the Borrower under the Loan Documents pursuant to documentation in form and substance satisfactory to the Lenders and no Default or Event of Default shall have occurred and be continuing or would result therefrom);

provided that so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, clause (1) above shall not prohibit any such transactions between or among one or more of the Borrower and its wholly-owned Subsidiaries so long as the Borrower continues to directly own MLI or its respective successors.

9.3           Acquisitions

Purchase or acquire, or make any commitment to purchase or acquire, or permit any Material Subsidiary to purchase or acquire out of the ordinary course of business, the Capital Stock of another Person or all or substantially all of the assets of another Person, or of any business or division of any Person, including without limitation, by way of amalgamation, plan of arrangement, merger, consolidation or other combination unless (i) such purchase or acquisition is of a business that is substantially the same or similar to the line of business that the Borrower or a Subsidiary currently conducts, and (ii) no Default or Event of Default is outstanding or would arise after giving effect thereto.

9.4           Continuance as Company

Cease to be an insurance holding company or an insurance company regulated under the provisions of the ICA and will ensure that no Subsidiary that is currently a regulated entity will cease to be a regulated entity on the same basis as currently regulated.

CREDIT AGREEMENT

9.5           Distributions

Repurchase, or make any offer to repurchase, any common shares of the Borrower, or declare or pay any extraordinary or special dividend on, or make distribution in kind in respect of, the common or preferred shares of the Borrower other than dividends or distributions in the form of shares of the Borrower.

9.6           Ratings Downgrade Transaction

Notwithstanding any other provision hereof, enter into any transaction the consummation of which results in a “concurrent” ratings downgrade, or would reasonably be expected to result in a “concurrent” ratings downgrade, of the Borrower’s senior unsecured debt rating by either S&P or Moody’s that is below A+ by S&P or below A-2 by Moody’s (with Moody’s rating to be based on the Implied Rating).  For the purposes of this Section 9.6, “concurrent” shall mean forthwith upon the review of such transaction by such ratings agency.

9.7           Distribution

Permit any Material Subsidiary to enter into any Contractual Obligation which would restrict such Material Subsidiary from making any distributions by way of dividends or by way of return of capital, or which would restrict such Material Subsidiary from repaying or repurchasing any regulatory capital or equity.

SECTION 10 - EVENTS OF DEFAULT

If any of the following events shall occur and be continuing:

(a)	a)	the Borrower shall fail to pay any principal of any Loan when due in accordance with the terms thereof or hereof or

(ii)
the Borrower shall fail to pay any interest on any Loan or any other amount payable hereunder, within five (5) Business Days after any such interest or other amount becomes due in accordance with the terms thereof or hereof; or

(b)
any representation or warranty made or deemed made by the Borrower herein or which is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with a Loan Document shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

(c)
the Borrower shall default in the observance or performance of any provision contained in Section 8(1) which default shall continue unremedied by the final date of the next quarterly period of the Borrower following after the quarterly period on which such default occurred; or

(d)	the Borrower shall default in the observance or performance of any provision contained in Section 8(2) or Section 9; or

CREDIT AGREEMENT

- -

(e)
the Borrower or any of its Material Subsidiaries shall (i) default in any payment of principal of or interest on any Indebtedness or in the payment of any Guarantee Obligation, beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness or Guarantee Obligation was created; or (ii) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or Guarantee Obligation or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to permit (after the expiry of any applicable grace periods) the holder or holders of such Indebtedness or beneficiary or beneficiaries of such Guarantee Obligation (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity or such Guarantee Obligation to become payable; provided, however, that no Default or Event of Default shall exist under this paragraph unless the aggregate amount of Indebtedness and/or Guarantee Obligations in respect of which any defaults or other events or conditions referred to in this paragraph shall have occurred shall be equal to at least C$250,000,000 (or the equivalent thereof in another currency); or

(f)	b)
the Borrower or any of its Material Subsidiaries makes a general assignment for the benefit of its creditors, or otherwise acknowledges its insolvency, becomes insolvent or shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to winding-up, bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator, curator, sequestrator, liquidator, receiver and manager, or any other officer with similar power is appointed of the Borrower or such Material Subsidiaries, as applicable, for all or any substantial part of its assets; or

(ii)
there shall be commenced against the Borrower or any of its Material Subsidiaries any case, proceeding or other action of a nature referred to in clause (i) above which results in the entry of an order for relief or any such adjudication or appointment; or

(iii)
there shall be commenced against the Borrower or any of its Material Subsidiaries any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief; or

CREDIT AGREEMENT

(iv)
the Borrower or any of its Material Subsidiaries shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or

(g)
one or more judgments or decrees shall be entered against the Borrower or any of its Material Subsidiaries involving in the aggregate an unpaid liability of C$250,000,000 (or the equivalent thereof in another currency) or more; or

(h)	the occurrence of a Change of Control; or

(i)	the Borrower shall repay any Specified Debt prior to repayment in full of all Obligations; or

(j)
the Borrower shall own, directly or indirectly, less than 50.1% of the outstanding Voting Capital Stock of any of the Material Subsidiaries other than in connection with transactions permitted by Section 9.2, then, and in any such event, (A) if such event is an Event of Default specified in clause (i) or (ii) of paragraph (f) of this Section 10 with respect to the Borrower, automatically the Commitments shall immediately terminate and the Loans hereunder (with accrued interest thereon) and all other amounts owing under the Loan Documents shall immediately become due and payable, and (B) if such event is any other Event of Default, either or both of the following actions may be taken: (i) the Required Lenders may, by notice to the Borrower declare the Commitments to be terminated forthwith, whereupon the Commitments shall immediately terminate; and (ii) the Required Lenders may, by notice to the Borrower, declare the Loans hereunder (with accrued interest thereon) and all other amounts owing under the Loan Documents to be due and payable forthwith, whereupon the same shall immediately become due and payable.

Except as expressly provided above in this Agreement, presentment, demand, protest and all other notices of any kind are hereby expressly waived by the Borrower.

SECTION 11 - THE LENDERS

11.1           Lenders Bound by Decision to Exercise Remedies

Each Lender agrees to be bound by a decision of the Required Lenders to exercise the rights and remedies provided in this Agreement.  Each Lender shall, subject to Applicable Law, do all acts and things as may be necessary or reasonable to enable the Lenders to act pursuant to any decision of the Required Lenders.

11.2           Acknowledgement of Lenders

(1)           Independent Appraisal of the Borrower.  Each Lender acknowledges to each other Lender that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and its Subsidiaries and, accordingly, each Lender confirms to each other Lender that it has not relied, and will not hereafter rely on any other Lender:

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(a)           to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower (whether or not the information has been or is hereafter circulated to the Lenders by such other Lender);

(b)	to enquire as to the performance by the Borrower of its obligations under the Loan Documents; or

(c)	to assess or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower.

(2)           No Fiduciary Obligations. Each Lender acknowledges to each other Lender that such other Lender is not a fiduciary in respect of the Lenders, and owes no fiduciary duties or obligations to the Lenders under or by virtue of the Loan Documents or otherwise.

11.3           Relations with the Borrower

Each Lender may deal with the Borrower in any transaction not associated with this Agreement and generally conduct any other banking business with or provide any other financial services to the Borrower without having any liability to account to the other Lenders therefor.

11.4           Copy of Notice

The Borrower agrees that it will provide a copy of each notice or document delivered to a Lender to the other Lenders hereunder.  Each Lender agrees that it will provide a copy to each other Lender of every notice or document sent by it to the Borrower.  Upon the request of any Lender, each other Lender will provide such requesting Lender with a copy of every notice or document received by it or sent by it pursuant to the Loan Documents.

11.5           Amendments, Waivers, etc.

(1)           Binding Waiver.  Except as otherwise provided in this Section 11.5, no amendment, waiver, discharge or termination of any provision of a Loan Document and no waiver of any breach of any provision of a Loan Document:

(a)	shall be binding upon the Borrower unless it is evidenced by an instrument in writing signed by the Borrower; nor

(b)	be binding upon the Lenders unless it is approved in writing by all the Lenders or the Required Lenders, as applicable.

Notwithstanding the foregoing, any amendment, waiver, discharge or termination may be validly effected by execution by and all the Lenders or the Required Lenders, as applicable, of an instrument in writing without requiring the execution of that instrument by the Borrower, so long as the amendment, waiver, discharge or termination does not adversely affect the rights or obligations of the Borrower.  The Lenders shall forward a copy of the written instrument to the Borrower as soon as practicable following the execution thereof.

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(2)           Approval of All Lenders. Where any amendment, waiver, discharge or termination relates to the following matters, the amendment, waiver, discharge or termination requires the approval of all Lenders:

(a)
any reduction in the rate or amount of any principal, interest or fees or any other amount payable by the Borrower or the Borrower or any alteration in the currency or mode of calculation or computation thereof;

(b)	any extension of the time for any payments required to be made by the Borrower or the Borrower;

(c)	any change in the Termination Date hereof;

(d)	the types of Loans available;

(e)	an increase in the Total Commitment or in any Lender’s Commitment;

(f)	an extension or reduction of the notice period required in connection with any Loan;

(g)	the definition of Required Lenders;

(h)	an assignment or transfer by the Borrower of any of its rights and obligations under the Loan Documents; or

(i)	any provision of Section 8, Section 10(h), Section 11.5, Section 11.7 or Section 12.5.

Any other amendment, waiver, discharge or termination requires the approval of only the Required Lenders, which approval, if obtained, shall be binding upon all the Lenders.

11.6           No Partnership

Nothing contained in the Loan Documents and no action taken pursuant to it shall be deemed to constitute the Lenders as a partnership, association, joint venture or other similar entity.

11.7           Adjustments Among Lenders

(1)           Adjustment After Exercise of Rights.  Each Lender agrees that, after the exercise of any rights pursuant to Section 10, it will at any time or from time to time, upon the request of any other Lender, purchase portions of the amounts due and owing to the other Lenders and make any other adjustments which may be necessary or appropriate so that the amounts due and owing to each Lender, as adjusted under this Section 11.7, will, as nearly as possible, reflect each Lender’s Pro Rata Share determined as at the date of this Agreement prior to the making of any Loan.  The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders under this Section 11.7 but shall incur no increased liabilities by reason thereof.

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(2)           General Application.  For greater certainty, the Lenders acknowledge and agree that, without limiting the generality of the provisions of Section 11.7(1), those provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off or otherwise) on account of any money owing or payable by the Borrower or the Borrower to it in excess of its Pro Rata Share thereof determined as at the date of this Agreement prior to the making of any Loan.

11.8           Lenders May Debit Accounts

The Borrower hereby authorizes and directs each Lender, in such Lender’s discretion, to debit automatically, by mechanical, electronic or manual means, any bank account of the Borrower maintained with such Lender (1) for all regularly scheduled amounts payable by the Borrower under this Agreement, including the repayment of principal and the payment of interest, fees and all charges for the keeping of that bank account, without any prior notification to the Borrower and (2) otherwise, for all other amounts payable by the Borrower under the other Loan Documents at any time following five (5) Business Days’ prior notification by such Lender to the Borrower of its intention to so debit any such bank account.  The Lenders shall notify the Borrower as to the particulars of those debits in the normal course.

SECTION 12 - MISCELLANEOUS

12.1           Notices; Effectiveness; Electronic Communications

(1)           Notices Generally.  Except in the case of notices and other communications expressly permitted to be given by telephone (and except as-provided in Subsection 12.1(2) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified on Schedule 1.1(29) in respect of a Lender or, if to the Borrower, as set out below.

The Borrower:	Manulife Financial Corporation 250 Bloor Street East Main Floor Toronto, Ontario Canada M4W IE5
	Attention:	Peter Levitt Senior Vice President and Treasurer
	Tel: Fax:	(416) 852-1698 (416) 926-5834
and Jean-Paul Bisnaire Senior Executive Vice President Business Development and General Counsel
	Tel: Fax:	(416) 852-7777 (416) 926-5805

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Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a business day between 9:00 A.M. and 5:00 P.M. local time where the recipient is located, shall be deemed to have been given at 9:00 A.M. on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in Subsection 12.1(2) below, shall be effective as provided in said Subsection 12.1(2).

(2)           Electronic Communications.  Notices and communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Required Lenders, provided that the foregoing shall not apply to notices to any Lender of Loans to be made if such Lender has notified the Borrower and the other Lenders that it is incapable of receiving notices under such Article by electronic communication. The Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Required Lenders otherwise prescribe, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(3)           Change of Address Etc.  Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

12.2           No Waiver; Cumulative Remedies

No failure to exercise and no delay in exercising, on the part of any Lender, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

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12.3           Survival of Representations and Warranties

All representations and warranties made hereunder and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans hereunder.

12.4           Expenses; Indemnity; Damage Waiver

(1)           Costs and Expenses.  The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Lenders and their Affiliates, including the reasonable fees, charges and disbursements of counsel for the Lenders, in connection with the Credit Facility provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by any Lender, including the reasonable fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Loans made, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(2)           Indemnification by the Borrower.  The Borrower shall indemnify each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the Borrower of its respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of hazardous materials on or from any property owned or operated by the Borrower, or any environmental liability related in any way to the Borrower, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if the Borrower has obtained a final and nonappealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 4.7, 4.8 and 12.5(1).

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(3)           Waiver of Consequential Damages Etc.  To the fullest extent permitted by Applicable Law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(4)           Payments.  All amounts due under this Section shall be payable promptly after demand therefor.  A certificate of a Lender setting forth the amount or amounts owing to the Lender or a Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

12.5           Successors and Assigns

(1)           Successors and Assigns.  The provisions of this Agreement and the other Loan Documents shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Subsection 12.5(2), (ii) by way of participation in accordance with the provisions of Subsection 12.5(4), or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Subsection 12.5(5) (and any other attempted assignment or transfer by any party hereto shall be null and void).  Nothing in the Loan Documents, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Subsection 12.5(3) and, to the extent expressly contemplated hereby, the Related Parties of each of the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(2)           Assignment by Lenders.  After the Availability Period, any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it) and the other Loan Documents, if applicable; provided that:

(a)
except if an Event of Default has occurred and is continuing or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loan of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the applicable Lender or, if “Trade Date” is specified in the

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Assignment and Assumption, as of the Trade Date) shall not be less than C$10,000,000, unless, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents to a lower amount (each such consent not to be unreasonably withheld or delayed);

(b)
each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement and the other Loan Documents, if applicable, with respect to the Loan or the Commitment assigned;

(c)
any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender or a Event of Default has occurred and is continuing; and

(d)	the parties to each assignment shall execute and deliver to the applicable Lender an Assignment and Assumption.

From and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and the other Loan Documents, if applicable, and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, if applicable, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement and the other Loan Documents, if applicable, (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement and the other Loan Documents, if applicable, such Lender shall cease to be a party thereto) but shall continue to be entitled to the benefits of Sections 4.7, 4.8, 4.9, 12.5(1) and 12.5(2), and shall continue to be liable for any breach of this Agreement and the other Loan Documents, if applicable, by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment.  Any assignment or transfer by a Lender of rights or obligations under this Agreement and the other Loan Documents, if applicable, that does not comply with this paragraph shall be treated for purposes of this Agreement and the other Loan Documents, if applicable, as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section.  Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Loan to the Borrower.

(3)           Participations.  Any Lender may at any time, with the consent of, or notice to, the Borrower, not to be unreasonably withheld or delayed (so long as no Event of Default has occurred and is continuing in which case no such consent is required) sell participations to any Person (other than a natural person, the Borrower or any Affiliate of the Borrower) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement and the other Loan Documents, if applicable, shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower and the other Lenders shall continue to deal solely and directly with such Lender in connection with such

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Lender’s rights and obligations under this Agreement and the other Loan Documents, if applicable.  Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Loan to the Borrower.

Subject to Subsection 12.5(4), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 4.7, 4.8, 4.9, 4.10 and 4.11 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Subsection 12.5(4). To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 12.6 as though it were a Lender, provided such Participant agrees to be subject to Section 12.7 as though it were a Lender.

(4)           Limitations upon Participation Rights.  A Participant shall not be entitled to receive any greater payment under Section 4.7 and 4.8 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 4.8 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 4.8(5) as though it were a Lender.

(5)           Certain Pledges.  Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement or any Loan to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

12.6           Right of Set-off

If an Event of Default has occurred and is continuing, each of the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers’ lien) that the Lenders or their respective Affiliates may have. Each Lender agrees to notify promptly the Borrower after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application.  If any Affiliate of a Lender exercises any rights under this Section, it shall share the benefit received in accordance with Section 12.7 as if the benefit had been received by the Lender of which it is an Affiliate.

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12.7           Sharing of Payment by Lenders

If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Loans and accrued interest thereon or other obligations hereunder greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (i) notify the other Lenders of such fact, and (ii) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, provided that

(a)
if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest,

(b)
the provisions of this Section shall not be construed to apply to (x) any payment made by the Borrower pursuant to and in accordance with the express terms of any Loan Document or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Borrower or any Affiliate of the Borrower (as to which the provisions of this Section shall apply); and

(c)
the provisions of this Section shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (x) any payment made in respect of an obligation that is secured by a Lien or that is permitted hereunder or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with the Loan Documents, (y) any reduction arising from an amount owing to the Borrower upon the termination of derivatives entered into between the Borrower and such Lender, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

12.8           Counterparts; Integration; Effectiveness; Electronic Execution

(1)           Counterparts; Integration; Effectiveness.  This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents and any separate letter agreements with respect to fees payable to the Lenders constitute the entire contract among the parties relating to the subject

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matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in the conditions precedent Section(s) of this Agreement, this Agreement shall become effective when it has been executed by the Lenders and when the Lenders have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(2)           Electronic Execution of Assignments.  The words “execution”, “signed”, “signature” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

12.9           Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.10                      Entire Agreement

This Agreement together with the Fee Letter represents the entire agreement of the Borrower and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Borrower or any Lender relative to subject matter hereof not expressly set forth or referred to herein. The parties agree that in light of the confidentiality provisions in Section 12.13 hereof, the Non-Disclosure Agreements should be terminated upon the release publicly on November 6, 2008 of the third quarter results of the Borrower.

12.11                      Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that Province.

12.12                      Acknowledgements

The Borrower hereby acknowledges that:

(1)           no Lender has any fiduciary relationship with or duty to the Borrower arising out of or in connection with this Agreement and the other Loan Documents, and the relationship between the

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Lenders, on one hand, and the Borrower, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

(2)           no joint venture is created hereby or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among the Borrower and the Lenders.

12.13                      Treatment of Certain Information; Confidentiality

(1)           Each of the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement and the other Loan Documents, if applicable, or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to any Lender on a non-confidential basis from a source other than the Borrower.

(2)           For purposes of this Section, “Information” means all information received in connection with this Agreement from the Borrower relating to the Borrower or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to any Lender on a non-confidential basis prior to such receipt.  Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.  In addition, the Lenders may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

(1)

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year above written.

MANULIFE FINANCIAL CORPORATION, as Borrower
By:	“Peter Rubenovitch”
Name: Peter Rubenovitch
Title: Senior Executive Vice-President and Chief Financial Officer

By:	“Jean-Paul (J-P) Bisnaire”
Name: Jean-Paul (J-P) Bisnaire
Title: Senior Executive Vice-President Business Development and General Counsel

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BANK OF MONTREAL, as Lender
By:	“John Coke”
Name: John Coke
Title: Managing Director

By:
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
By:	“David J. Cohen”
Name: David J. Cohen
Title: Executive Director

By:	“Ralph Sehgal”
Name: Ralph Sehgal
Title: Executive Director

NATIONAL BANK OF CANADA, as Lender
By:	“Ian Gillespie”
Name: Ian Gillespie
Title: Managing Director

By:	“Ben Ciallella”
Name: Ben Ciallella
Title: Director

ROYAL BANK OF CANADA, as Lender
By:	“Terence E.J. Leifso”
Name: Terence E.J. Leifso
Title: Authorized Signatory

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender
By:	“Shiny Mathew”
Name: Shiny Mathew
Title: Director

By:	“Jane Malleck”
Name: Jane Malleck
Title: Associate Director

THE TORONTO-DOMINION BANK, as Lender
By:	“Jeffrey Hollands”
Name: Jeffrey Hollands
Title: Analyst, National Accounts

By:	“Abdallah Dajani”
Name: Abdallah Dajani
Title: Associate Vice President, Credit Management, Commercial National Accounts

CREDIT AGREEMENT

CREDIT AGREEMENT

Schedule 1.1(2) – Acceptance Note

[C$]                                                                                             Toronto, Ontario

                                                                                                            ,

FOR VALUE RECEIVED, THE UNDERSIGNED, MANULIFE FINANCIAL CORPORATION, a corporation formed under the laws of Canada (the “Borrower”), hereby unconditionally promises to pay to the order of [INSERT NAME OF LENDER] (the “Lender”) at its office located at [ADDRESS OF OFFICE], in lawful money of Canada and in immediately available funds, the principal amount of [             ] [CANADIAN DOLLARS (C$             ).  The undiscounted principal amount hereof shall be repaid on                       ,         *.  The Borrower further agrees that interest shall be paid hereon, in advance, by the Lender discounting the face amount of this Acceptance Note in the manner referred to in Sections 3.2 and 3.4 of the Credit Agreement described below (capitalized terms used herein without definition being defined as set forth therein) as BA Discount Proceeds.

This Acceptance Note: (A) is one of the Acceptance Notes referred to in the credit agreement dated as of _________, 2008, among Manulife Financial Corporation, and (b) the banks and other financial institutions from time to time parties thereto (the “Lenders”) (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”); and (B) is subject to the provisions of the Credit Agreement.

Upon the occurrence of any one or more of the Events of Default, all amounts then remaining unpaid on this Acceptance Note shall become, or may be declared to be, immediately due and payable, all as provided in the Credit Agreement.

All parties now and hereafter liable with respect to this Acceptance Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF ONTARIO.

MANULIFE FINANCIAL CORPORATION

By:

Name:

Title

* Insert maturity date for Banker’s Acceptances created simultaneously herewith.

CREDIT AGREEMENT

Schedule 1.1(8) – Applicable Margin

APPLICABLE MARGIN

[Applicable Margin information has been omitted]

CREDIT AGREEMENT

Schedule 1.1(29) – Commitment

Name and Address of Lending Office of Lender	Commitment
Bank of Montreal First Canadian Place, 19th floor Toronto, Ontario M5X 1A1 Attention: Candice Perez Telephone: (416) 867-5391 Facsimile: (416) 360-6850 E-Mail: candice.perez@bmo.com	C$ 545,500,000

Canadian Imperial Bank of Commerce
Credit Processing Services
40 Dundas Street West, 5th Floor
Toronto, Ontario M5G 2C2
Name:                                Raymond Persaud / MaggieYang / David J. Cohen
Phone:                                (416) 542-4531 /
            (416) 542-4526
Facsimile:                           (416) 980-5855
E-mail:                     raymond.persaud@cibc.ca /
maggie.yang@cibc.ca /
David.J.Cohen@cibc.ca
C$ 545,500,000

National Bank of Canada
c/o The Exchange Tower
130 King Street West
Suite 3200, P.O. Box 21
Toronto, Ontario M5X 1J9
Attention:                                Ian Gillespie
                  Corporate Banking
Telephone:                              (416) 869-6436
Facsimile:                                (416) 869-6545
E-Mail:                      Ian.Gillespie@nbfinancial.com

C$ 272,500,000

Royal Bank of Canada
Credit And Transaction Management
200 Bay Street, 12th Floor, South Tower
Royal Bank Plaza
Toronto, Ontario M5J 2W7
Attention:                               Donna Seto
Telephone:                              (416) 842 3970
Facsimile:                                (416) 842 4020
E-mail:                        donna.seto@rbccm.com

C$ 545,500,000
The Bank of Nova Scotia
GWS Loan Administration and Agency Services
720 King Street West, 2nd Floor
Toronto, Ontario M5V 2T3
Attention:                              John Hall
Telephone:                            (416) 866-5901
Facsimile:                               (416) 866-5991
E-Mail:                      john_hall@scotiacapital.com

C$ 545,500,000

The Toronto-Dominion Bank
100 Wellington Street West
26th Floor, Canadian Pacific Tower
Toronto, Ontario M5K 1A2
Attention:                       Kyle McLean / Jeff Hollands
Telephone:                     (416) 982-4910 /
        (416) 982-4160
Facsimile:                       (416) 308-3733
E-Mail:                    kyle.mclean@td.com /
jeff.hollands@td.com
C$ 545,500,000
Total:	C$ 3,000,000,000

CREDIT AGREEMENT

Schedule 3.2(3) – Rollover Notice

TO:	Bank of Montreal Canadian Imperial Bank of Commerce National Bank of Canada Royal Bank of Canada The Bank of Nova Scotia The Toronto-Dominion Bank
FROM:	Manulife Financial Corporation
DATE:	■
1.           This rollover notice is delivered to you, as lenders, pursuant to Section 3.2(3) of the credit agreement made as of November 6, 2008 between , inter alia, Manulife Financial Corporation (the “Borrower”), as borrower, Bank of Montreal, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada, The Bank of Nova Scotia, The Toronto-Dominion Bank, and the financial institutions from time to time parties thereto as lenders, as amended from time to time (the “Credit Agreement”).  All capitalized terms used in this rollover notice that are defined in the Credit Agreement have the same meanings herein.

2.           The Borrower hereby requests the rollover of the following Bankers’ Acceptance(s):

(a)           Rollover Date: ___________________________________________________

(c)           Amount of each Bankers’ Acceptance

	Amount	New term (in months)

C$

Manulife Financial Corporation

By:
Name:
Title:

CREDIT AGREEMENT

Schedule 3.3 – Conversion Notice

TO:	Bank of Montreal Canadian Imperial Bank of Commerce National Bank of Canada Royal Bank of Canada The Bank of Nova Scotia The Toronto-Dominion Bank
FROM:	Manulife Financial Corporation
DATE:	■
1.           This conversion notice is delivered to you, as lenders, pursuant to Section 3.3 of the credit agreement made as of November 6, 2008 between , inter alia, Manulife Financial Corporation (the “Borrower”), as borrower, Bank of Montreal, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada, The Bank of Nova Scotia, The Toronto-Dominion Bank, and the financial institutions from time to time parties thereto as lenders, as amended from time to time (the “Credit Agreement”).  All capitalized terms used in this conversion notice that are defined in the Credit Agreement have the same meanings herein.

2.           The Borrower hereby requests the conversion of Prime Rate Loans into Bankers’ Acceptance(s) as follows:

(a)           Conversion Date: ____________

(b)           Amount to be converted: C$

(c)           Amount of Bankers’ Acceptance(s)

	Amount	Term (in months)

C$

MANULIFE FINANCIAL CORPORATION
By:
Name:
Title:

CREDIT AGREEMENT

Schedule 4.6(1) – Lender Payment Information

[Lender bank account/wire transfer information has been omitted.]

CREDIT AGREEMENT

Schedule 5.14 – Subsidiaries

The Manufacturers Life Insurance Company

Manulife Canada Limited

John Hancock Life Insurance Company (U.S.A.)

Manulife (International) Limited

Manulife Life Insurance Company

John Hancock Variable Life Insurance Company

John Hancock Life Insurance Company

Manulife Bank of Canada

John Hancock Reassurance Company, Ltd.

John Hancock Life Insurance Company of New York

John Hancock Investment Management Services, LLC

Manufacturers Life Reinsurance Limited

CREDIT AGREEMENT

Schedule 7.2(a) – Compliance Certificate

[Date]

To: Bank of Montreal, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada, The Bank of Nova Scotia and The Toronto-Dominion Bank, as lenders (collectively, the “Lenders”)

Dear ●:

The undersigned, Manulife Financial Corporation (the “Borrower”), refers to the credit agreement dated as of November 6, 2008 (as amended, supplemented or restated from time to time, the “Credit Agreement”, the terms defined therein being used herein as therein defined) among the Borrower and the Lenders.  This [quarterly/annual] Compliance Certificate is provided pursuant to Section 7.2(a) of the Credit Agreement for the [Fiscal Year/Quarter] ending on ● (the “Period”).

I, _______________________________, the duly appointed Responsible Officer of the Borrower, in such capacity and without personal liability, and being familiar with  the provisions of the Credit Agreement, hereby certify that:

1.	To the best of my knowledge, information and belief, and after due inquiry, no Default or Event of Default has occurred.

2.	As of [date]:

(a)	The MCCSR Ratio of MLI was ___________________ and the MCCSR Guideline was [150%]

(b)	The Consolidated Funded Debt to Total Capital percentage of the Borrower was _____% and the required percentage was [30%][1]

3.	As of [date], the Borrower, on an unconsolidated basis, had:

(a)	Indebtedness in the amount of $___________________;

(b)	contingent liabilities by way of senior guarantee, letter of credit or other senior support obligations in respect of its Subsidiaries in the amount of $___________________;

(c)	dividends received from Subsidiaries in the amount of $___________________ for the twelve months then ended;

(d)	preferred shares outstanding of $___________________; and

1 Detailed calculations to be attached including determination of Acquisition Percentage, if applicable.

CREDIT AGREEMENT

(e)	contingent liabilities by way of subordinated guarantee or other subordinated support obligations in respect of its Subsidiaries in the amount of $___________________.

4.	As of [date]:

(a)	Aggregate Specified Debt was $ __________ [the particulars being attached hereto as Annex “A”];

(b)	The aggregate Indebtedness secured by Liens granted under Section 9.1(b) was $__________ [the particular being attached hereto as Annex “B”]; and

(c)	The aggregate amount dispositions made under Section 9.2(1) was $___________ [the particular being attached hereto as Annex “C”].

Name:
Title:

CREDIT AGREEMENT

Exhibit A – Assignment and Assumption Agreement

This Assignment and Assumption Agreement (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”).  Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with Annex I hereto and the Credit Agreement, as of the Effective Date inserted by the Assignor as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan-transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.           Assignor:                                _________________________

2.           Assignee:                                _________________________

[and is an Affiliate/Approved Fund of [identify Lender]2 ]

3.           Borrower(s):                             _________________________

4.           Credit Agreement:                                           The Credit Agreement made among Manulife Financial Corporation, Bank of Montreal, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada, The Bank of Nova Scotia, The Toronto-Dominion Bank, each of the Financial Institutions and Other Entities from time to time parties thereto and The Bank of Nova Scotia, as Documentation Co-ordinator

2 Select as applicable

CREDIT AGREEMENT

5.           Assigned Interest:

Facility Assigned	Aggregate Amount of Commitment/Loans for all Lenders[3]	Amount of Commitment/Loans Assigned[2]	Percentage Assigned of Commitment/Loans[4]	CUSIP Number (if applicable)
	$	$	%
	$	$	%
	$	$	%

6.           Trade Date:                                           ____________________5

Effective Date: ___________, 20___ [TO BE INSERTED BY ASSIGNOR]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR [NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE [NAME OF ASSIGNEE]

By:
Title:

[Consented to:] 6

[NAME OF RELEVANT PARTY]

By____________________________

Title:

3 Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

4 Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

5 To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

6 To be added only if the consent of the Borrower is required by the terms of the Credit Agreement.

CREDIT AGREEMENT

ANNEX 1 to Assignment and Assumption

Credit Agreement made as of ______________, 2008,

among Manulife Financial Corporation, Bank of Montreal,

Canadian Imperial Bank of Commerce, National Bank of Canada,

Royal Bank of Canada, The Bank of Nova Scotia,

The Toronto-Dominion Bank, each of the Financial Institutions and Other Entities from time to time parties thereto and The Bank of Nova Scotia, as Documentation Co-ordinator

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1           Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document7, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2           Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section ___ thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision

7 The term “Loan Document” should be conformed to the term used in the Credit Agreement.

CREDIT AGREEMENT

independently and without reliance on any other Lender, and (v) if it is a Foreign Lender8, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

8 The concept of “Foreign Lender” should be conformed to the section in the Credit Agreement governing withholding taxes and gross-up.

CREDIT AGREEMENT